Exhibit 99.1(b

Exhibit 99.1b) Itaú Corpbanca Announces Fourth Quarter 2022 Management Discussion & Analysis Report SANTIAGO, Chile, February 28, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the fourth quarter ended December 31, 2022. For the full MD&A Report, please refer to the following link. https://ir.itau.cl/files/doc_financials/2022/q4/Itau-Corpbanca-4Q22-MD-A.pdf On Wednesday, March 1, 2023, at 11:00 A.M. Santiago time (09:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer; Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Liliana Gonzalez Londono, Head of Corporate Strategy & Financial Planning. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://events.q4inc.com/attendee/941389613 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 4Q22

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3 Itaú 5 19 21 23 43 33 49 52 Additional Information Complete Balance sheet & income statements 60 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Balance Sheet Risk and Capital Management Access here 7 Executive Summary

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Management Discussion & Analysis

6 Itaú This report is based on Itaú reviewed financial statements for 4Q22, 3Q22 and 4Q21 prepared in accordance with the Com-pendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2022 of Ch$854.31 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “SF”). Certain figures included in this Quarterly Report for the three months ended December 31, 2022 and 2021, for the three months ended September 30, 2022 and for the twelve-month periods ended December 31, 2022 and 2021 have been round-ed for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

8 Itaú Management Discussion & Analysis Executive Summary Results Performance Balance Sheet Competitive Environment Itaú operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web). Financial Industry Results Loan growth Macroeconomic scenario At the end of December 2022, the financial system in Chile reached a total of Ch$225.1 billion (excluding operations in Colombia and BCI Florida), presenting a growth of 0.6% compared to the previous quarter and 10.0% compared to the same month of 2021. In relation to the composition of the portfolio, 54.4% of the total is explained by commercial loans, while mortgage and consumer loans increase their presence within the total, reaching 33.3% and 12.3%, respectively. On the other hand, in the comparison in 12 months, there is a change in the loans mix, registering a decrease in the total presence of com-mercial loans (56.0% at the end of December 2021), compared to a greater relevance of consumer and mortgage. Itaú Chile achieved a market share of 10.1% in its total loans portfolio, 11.4% in commercial loans, 8.4% in consumer and 8.5% in mortgage, presenting a growth of 2bp in total participation compared to the observed at the end of the previous quarter, driven by a higher share in consumer, while compared to December 2021, a gain of 30bp was recorded in the total market share, driven by a higher share in consumer loans by 83bp, followed by the improvement of 38bp in commercial portfolio and 12bp in mortgage. Chile: During 4Q22, the slowdown in economic activity was more gradual than expected, with sequential contractions, driven by weakening consumption. The December CPI had a monthly increase of 0.3%, totaling 12.8% in the year, resuming a downward trajectory from the maximum of 14.1% observed in August, however, it ended the year well above the Central Bank's estimate of 12.3% reported in the Monetary Policy Report (IPoM) of December. While there are strong signs that inflation is gradual-ly correcting, levels remain high and risks remain. The Q4 Monetary Policy Report (IPoM) reaffirmed that rate cuts are unlikely in the first quarter of 2023. The updated scenario is assuming current rates (11.25%) and a gradual easing to 8.5%, on average during 4Q23 (33% confidence interval) which is in line with the correction of the large macroeconomic imbalances accumulated in 2022 and supports the convergence of inflation towards the 3% target, for a 2-year horizon. In the political context, Congress approved the new constitutional process and the Government, marked by high disapproval, announced new economic support measures that include cash transfers, extension of the job creation subsidy and a new state guarantee fund for construction loans (USD60 million), among others, measures deemed unlikely to alter the macroeconomic outlook. Colombia: In the latest measurement (3Q22), economic activity surprised with growth of 7.0% year-on-year, with some signs of a gradual slowdown, with sectoral activity marked by growth in retail sales and contraction in the manufacturing sector. Inflationary pressures, meanwhile, show no sign of easing. The CPI increased by 1.26% from November to December, closing the year with inflation of 13.12%. The government raised the growth estimate for 2022 by 1.7 percentage points to 8.2%; while for 2023, the Ministry of Finance projects growth of 1.3%, substantially above the Central Bank’s 0.5% estimate (Itaú: 0.6%). In the political context, Congress approved the tax reform that plans on collecting COP 20 trillion (1.4% of GDP) by 2023, while the government expects to collect, in the next four years, another COP25 trillion through the fight against tax evasion. In this same scenario, unions and business reached an unprecedented agreement to increase the minimum wage by 16% in nominal terms, maintain inflationary pressures elevated. A tighter macroeconomic policy mix and weaker global growth should affect the country's growth, which is why we expect inflation to reach 8.7% in 2023 and the monetary policy rate to stand at 13.25%, through increases of 75bps and 50bps at the first and second meetings of the year, respec-tively. trillion (4Q22/3Q22) (4Q22/4Q21) Commercial 54.4% Consumer 12.3% Mortgage 33.3% 0.6% 10.0% Loans Ch$ 225.1

Management Discussion & Analysis | Executive Summary

Itaú **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 11, 12 and 13 of this report for further details on our managerial model.

Financial **Highlights**

Below we present the **consolidated managerial and operating information** of Itaú for the three months ended December 31, 2022 and 2021, for the three months ended September 30, 2022 and as of December 31, 2022 and 2021.

	In Ch$ million (except where indicated), end of period	4Q22	3Q22	4Q21	12M22	12M21
Results	Recurring Net Income	83,542	117,107	82,365	456,864	307,235
	Operating Revenues [1]	372,924	374,370	337,140	1,437,374	1,187,789
	Managerial Financial Margin	325,413	323,048	296,030	1,243,768	1,017,557
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.8%	1.2%	0.9%	1.2%	0.9%
	Recurring Return on Tangible Avg. equity (RoTAE)	12.4%	17.6%	13.9%	17.2%	15.7%
	Recurring Return on Avg. assets (RoAA) [2]	0.8%	1.2%	0.9%	1.2%	0.9%
	Recurring Return on Avg. equity (RoAE) [2,5]	10.1%	14.4%	11.3%	14.1%	12.3%
	Risk Index (Loan loss allowances / Total loans)	2.7%	2.8%	3.2%	2.7%	3.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.0%	2.1%	1.9%	2.0%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.9%	1.6%	1.9%	1.6%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	2.4%	2.9%	3.2%	2.4%	3.2%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	137.7%	134.2%	171.7%	137.7%	171.7%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	54.0%	47.8%	51.9%	49.0%	54.3%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	82.5%	72.0%	77.2%	70.9%	71.5%
Balance Sheet	Total Assets	40,504,299	42,171,663	37,784,282		
	Gross Total Credit Portfolio	26,627,225	27,328,200	24,754,132		
	Total Deposits	18,258,838	18,499,888	17,673,538		
	Loan Portfolio / Total Deposits	145.83%	147.72%	140.06%		
	Shareholders Equity	3,320,109	3,310,658	3,277,800		
	Tangible Equity [4]	2,659,584	2,719,931	2,737,931		
Other	Headcount [7]	7,558	7,740	7,816		
	Chile	5,163	5,298	5,125		
	Colombia	2,395	2,442	2,691		
	Branches [8]	253	255	292		
	Chile	179	177	188		
	Colombia	74	78	104		
	ATM – Automated Teller Machines	462	460	523		
	Chile	359	358	402		
	Colombia	103	102	121		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú 9

Management Discussion & Analysis | Executive Summary
Itaú

	In Ch$ million (except where indicated), end of period	4Q22	3Q22	4Q21	12M22	12M21
Highlights	Total Outstanding shares (Thousands)	973,517.87	973,517.87	973,517.87	973,517.87	973,517.87
	Book Value per share (Ch$)	3.410	3.401	3.367	3.410	3.367
	Diluted Recurring Earnings per share (Ch$)	0.086	0.120	0.085	0.469	0.316
	Accounting Diluted Earnings per share (Ch$)	0.081	0.116	0.068	0.446	0.285
	Diluted Recurring Earnings per ADR (US$)	0.151	0.187	0.150	0.824	0.561
	Accounting Diluted Earnings per ADR (US$)	0.143	0.180	0.121	0.782	0.507
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	277,806	n.a.
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	0.0856	n.a.
	Market capitalization (Ch$ billion)	1,820.48	1,784.46	1,604.36	1,820.48	1,604.36
	Market capitalization (US$ billion)	2.1	1.8	1.9	2.1	1.9
	Solvency Ratio - BIS Ratio [9]	15.26%	14.85%	16.22%	15.26%	16.22%
	Shareholders' equity / Total assets	8.20%	7.85%	8.68%	8.20%	8.68%
	Shareholders' equity / Total liabilities	8.93%	8.52%	9.52%	8.93%	9.52%
Indicators	Ch$ exchange rate for US$1.0	854.31	965.75	844.08	854.31	844.08
	COP exchange rate for Ch$1.0	0.1761	0.2099	0.2103	0.1761	0.2103
	Monetary Policy Interest Rate - Chile [10]	11.3%	10.8%	4.0%	11.3%	4.0%
	Monetary Policy Interest Rate - Colombia [10]	12.0%	10.0%	3.0%	12.0%	3.0%
	Quarterly UF variation - Chile [11]	2.5%	3.5%	3.0%	12.5%	6.4%
	Quarterly CPI variation - Chile	2.0%	3.7%	2.8%	12.8%	7.2%
	Quarterly CPI variation - Colombia	3.0%	3.0%	1.3%	13.1%	5.6%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions for 2022 and to prior CMF BIS I definitions for 4Q21. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for prici ng several loans and contracts.

The monitoring and management of Itaú's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of "non-financial" indicators, Itaú continuously monitors key variables within the framework of its vision as a leading bank in sustainable performance and customer satisfaction, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

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Management Discussion & Analysis | Executive Summary
Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$83,542 million in the fourth quarter of 2022, compared to an accounting net income of Ch$79,278 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Non-Recurring Events

In Ch$ million		4Q22	3Q22	4Q21	12M22	12M21
Net Income Attributable to Shareholders (Accounting)		79,278	112,982	66,290	433,744	277,806
Non-Recurring Events		4,265	4,124	16,075	23,119	29,429
(a)	Transaction Costs	-	2	241	1,644	446
(b)	Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,424	21,695	21,695
(c)	Provisions, impairment and accelerated depreciation	-	-	454	-	2,047
(d)	Provisions for restructuring	-	-	17,138	8,291	17,138
(e)	Other Costs	419	224	(491)	1,290	2,788
	Tax Effects	(1,577)	(1,525)	(6,689)	(9,800)	(14,685)
Recurring Net Income Attributable to Shareholders (Managerial)		83,542	117,107	82,365	456,864	307,235

Events that we have considered non-recurring correspond to:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Provisions for restructuring: Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(e) Other Costs: Mainly due to provisions related to the systems consolidation process generated in the Itaú integration and costs related to the capital increase made by the Bank.

Itaú
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Management Discussion & Analysis | Executive Summary
Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad, originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 14 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$2,207 million. This amount considers the acquisition of shares of Itaú Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million and the acquisition of an additional 12.36% share ownership in Itaú Colombia on February 22, 2022 for approximately US$414 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$182 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

In the fourth quarter of 2022, the Chilean peso appreciated 16.1% against the Colombian peso, compared to an appreciation of 5.9% in the previous quarter. In addition, the Chilean peso showed an appreciation of 11.5% against the dollar in the last quarter of 2022. Approximately 29% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 854.31	-11.5% (4Q22/3Q22)	+1.2% (4Q22/4Q21)
Colombian peso Ch$ 0.1761	-16.1% (4Q22/3Q22)	-16.3% (4Q22/4Q21)

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13 Itaú Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 4Q22 figures, it can be used to replicate any period: Managerial Income Statement in Ch$ million 4Q22 in Ch$ million 4Q22 1 Interest Income 871,121 Operating Revenues 309,589 1 Interest Expense (590,449) 1 Managerial Financial Margin 242,241 Net Interest Income 280,672 Financial Margin with Clients 352,851 2 Fees and commission income 67,349 Financial Margin with the Market (110,610) 4 Fees and commission expense (23,959) 2 Commissions and Fees 67,349 Net fee and commission income 43,390 3 Cost of Credit (102,214) 1 Total financial transactions, net (44,259) Provision for Loan Losses (139,633) 1 Other operating income 4,687 Recovery of Loans Written Off as Losses 37,419 Total operating income 284,490 Credit Value Adjustment (or “CVA”; ratings and colla-terals effects) - 3 Provision for Loan Losses (119,068) 4 Non-interest Expenses (240,387) 3 Recoveries from loans written-off as losses 37,419 Personnel Expenses (99,409) 3 Result of non-current assets (20,565) Administrative Expenses (114,951) Net operating income 182,276 Depreciation, Amortization and Impairment (26,027) 4 Personnel expenses (99,409) Income before Tax and Minority Interests (33,012) 4 Administrative expenses (86,487) 5 Income tax expense 112,291 4 Depreciation and amortization (26,017) 6 Minority Interests in Subsidiaries (2) 4 Impairments (10) Net Income attributable to Shareholders 79,278 4 Other operating expenses (4,506) Total operating expenses (216,428) Operating Income (34,152) 1 Income from investments in other companies 1,141 Income before taxes (33,012) 5 Income tax expense 112,291 Net Income 79,279 6 Minority interests (2) Net Income attributable to Shareholders 79,278

Management Discussion & Analysis | Executive Summary
Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**309,589**	**(29,041)**	**92,376**	**-**	**372,924**
Managerial Financial Margin	242,241	(9,203)	92,376	-	325,413
Financial Margin with Clients	352,851	(26,160)	-	-	326,690
Financial Margin with the Market	(110,610)	16,957	92,376	-	(1,277)
Commissions and Fees	67,349	(19,838)	-	-	47,511
Cost of Credit	**(102,214)**	**(4,003)**	**-**	**-**	**(106,217)**
Provision for Loan Losses	(139,633)	15,729	-	-	(123,904)
Recovery of Loans Written Off as Losses	37,419	(19,557)	-	-	17,862
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(175)	-	-	(175)
Non-interest Expenses	**(240,387)**	**33,151**	**-**	**5,842**	**(201,394)**
Personnel Expenses	(99,409)	3,988	-	-	(95,420)
Administrative Expenses	(114,951)	22,949	-	418	(91,584)
Depreciation, Amortization and Impairment	(26,027)	6,213	-	5,424	(14,390)
Income before Tax and Minority Interests	**(33,012)**	**107**	**92,376**	**5,842**	**65,313**
Income Tax Expense	112,291	(166)	(92,376)	(1,577)	18,171
Minority Interests in Subsidiaries	(2)	59	-	-	57
Recurring Net Income	**79,278**	**-**	**-**	**4,264**	**83,542**

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**427,129**	**(27,838)**	**(24,921)**	**-**	**374,370**
Managerial Financial Margin	360,733	(12,764)	(24,921)	-	323,048
Financial Margin with Clients	311,488	(5,683)	-	-	305,804
Financial Margin with the Market	49,245	(7,080)	(24,921)	-	17,244
Commissions and Fees	66,396	(15,074)	-	-	51,322
Cost of Credit	**(94,329)**	**3,441**	**-**	**-**	**(90,888)**
Provision for Loan Losses	(111,365)	(2,666)	-	-	(114,032)
Recovery of Loans Written Off as Losses	17,036	1,047	-	-	18,083
Credit Value Adjustment (or "CVA"; ratings and collat-erals effects)	-	5,061	-	-	5,061
Non-interest Expenses	**(208,873)**	**24,415**	**-**	**5,649**	**(178,810)**
Personnel Expenses	(83,363)	2,438	-	-	(80,925)
Administrative Expenses	(101,454)	16,005	-	225	(85,224)
Depreciation, Amortization and Impairment	(24,057)	5,972	-	5,424	(12,661)
Income before Tax and Minority Interests	**123,927**	**18**	**(24,921)**	**5,649**	**104,672**
Income Tax Expense	(10,927)	171	24,921	(1,525)	12,640
Minority Interests in Subsidiaries	(17)	(189)	-	-	(206)
Recurring Net Income	**112,982**	**-**	**-**	**4,124**	**117,107**

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Management Discussion & Analysis | Executive Summary
Itaú

4th quarter of 2022 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	4Q22	3Q22	change		4Q21	change		12M22	12M21	change	
Operating Revenues	**372,924**	**374,370**	**-0.4%**	**(1,446)**	**337,140**	**10.6%**	**35,784**	**1,437,374**	**1,187,789**	**21.0%**	**249,585**
Managerial Financial Margin	325,413	323,048	0.7%	2,365	296,030	9.9%	29,383	1,243,768	1,017,557	22.2%	226,211
Financial Margin with Clients	326,690	305,804	6.8%	20,886	249,243	31.1%	77,448	1,157,244	854,534	35.4%	302,710
Financial Margin with the Market	(1,277)	17,244	-107.4%	(18,521)	46,787	-102.7%	(48,064)	86,524	163,023	-46.9%	(76,499)
Commissions and Fees	47,511	51,322	-7.4%	(3,811)	41,110	15.6%	6,401	193,606	170,231	13.7%	23,374
Cost of Credit	**(106,217)**	**(90,888)**	**16.9%**	**(15,329)**	**(85,099)**	**24.8%**	**(21,118)**	**(314,656)**	**(203,815)**	**54.4%**	**(110,841)**
Provision for Loan Losses	(123,904)	(114,032)	8.7%	(9,872)	(113,293)	9.4%	(10,611)	(391,620)	(280,412)	39.7%	(111,208)
Recovery of Loans Written Off as Losses	17,862	18,083	-1.2%	(221)	19,015	-6.1%	(1,153)	69,749	68,173	2.3%	1,576
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(175)	5,061	-103.5%	(5,236)	9,178	-101.9%	(9,354)	7,215	8,424	-14.4%	(1,209)
Non-interest Expenses	**(201,394)**	**(178,810)**	**12.6%**	**(22,584)**	**(175,117)**	**15.0%**	**(26,277)**	**(704,720)**	**(645,355)**	**9.2%**	**(59,365)**
Personnel Expenses	(95,420)	(80,925)	17.9%	(14,496)	(79,422)	20.1%	(15,998)	(329,239)	(297,409)	10.7%	(31,830)
Administrative Expenses	(91,584)	(85,224)	7.5%	(6,360)	(80,526)	13.7%	(11,058)	(324,297)	(296,610)	9.3%	(27,687)
Depreciation. Amortization and Impairment	(14,390)	(12,661)	13.7%	(1,729)	(15,169)	-5.1%	779	(51,183)	(51,335)	-0.3%	152
Income before Tax and Minority Interests	**65,313**	**104,672**	**-37.6%**	**(39,359)**	**76,924**	**-15.1%**	**(11,610)**	**417,997**	**338,619**	**23.4%**	**79,379**
Income Tax Expense	18,171	12,641	43.8%	5,531	5,310	242.2%	12,862	39,256	(29,693)	-	68,949
Minority Interests in Subsidiaries	57	(206)	-127.9%	263	132	-56.4%	(74)	(389)	(1,690)	-77.0%	1,301
Recurring Net Income	**83,542**	**117,107**	**-28.7%**	**(33,565)**	**82,365**	**1.4%**	**1,177**	**456,864**	**307,235**	**48.7%**	**149,629**

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15

16 Itaú Management Discussion & Analysis Executive Summary Return on Average Tangible Equity1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 11 and 12 : Ch$ 83.5 billion for the 4Q22 Highlights in 4Q22 For further details by country see page 40 Highlights of the quarter The Recurring Net Income amounted to Ch$83.5 billion in the fourth quarter of 2022, presenting a decrease of 28.7% compared to the previous quarter and a growth of 1.4% compared to the same period of 2021. As a result, Return on Average Tangible Equity reached 12.4% as of December 31, 2022. In Chile, the Recurring Net Income totaled Ch$103.8 billion, 8.9% lower than the previous quarter, as a result of increases in Cost of Credit and Non-interest Expenses, effects that were partially offset by a 10.5% improvement in Operating Revenues, driven by higher Financial Margin with Market. Compared to the same period of 2021, the Recur-ring Net Income for this quarter increased by 22.9%, due to the higher results in Managerial Financial Margin that was observed in 2022 from the growth of portfolios, the increase in interest rates and the rise in inflation. In constant currency, Colombia's Recurring Net Income totaled a loss of Ch$20.2 billion, lower than the previous quarter due to a decrease in Financial Margin with Market and growth in Cost of Credit. Compared to the fourth quarter of 2021, this result represents a greater loss of 882.2%, as a result of the increase in the Cost of Credit due to impair-ment in non-performing loans (mainly Retail portfolio) and lower results of Financial Margin with Market. 12.4% The annualized recurring return on average tangible equity reached 12.4 in the fourth quarter of 2022, 5.2 percentage points below the value recorded in the previous quarter and 1.5 percentage points lower than the ratio observed in the fourth quarter of 2021. Average tangible shareholders equity totaled Ch$2,691.5 billion, representing an increase of 0.9% compared to the last quarter and a 13.6% increase compared to the same period of 2021, growth that is based on the capital increase made by the Bank and the higher results obtained in 2022 Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached 0.8% in the fourth quarter of 2022, presenting a decrease of 33.5bps compared to the previous quarter and a growth of 8.4bps compared to the fourth quarter of 2021, given the growth of 11.8% in the level of total average assets. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 82,365 110,845 145,370 117,107 83,542 4Q'21 1Q'22 2Q '22 3Q '22 4Q'22 -28.7% +48.7% 307,235 456,864 12M21 12M22 +1.4% 13.9% 16.9% 22.1% 17.6% 12.4% 15.7% 17.2% 0.9% 1.2% 1.5% 1.2% 0.8% 0.9% 1.2% 1 0. 0% 1 5.0% 20. 0% 25. 0% 30. 0% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 12M21 12M22 -3.0% -2.0% -1 .0% 0.0% 1 .0% 2.0% 3.0% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) -1.5pp -5.2pp +1.5pp

17 Itaú 85,099 42,961 74,590 90,888 106,217 203,815 314,656 1.4 0.7 1.2 1.4 1.6 0.9 1.2 - 2. 0 - 1. 6 - 1. 2 - 0. 8 - 0. 4 - 0.4 0.8 1 .2 1 .6 2.0 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 12M21 12M22 - 50,00 1 0,000 1 50,000 200, 00 250, 00 300, 00 350, 00 Cost of credit (Ch$ million) +22.0pb +22.1pb +36.8pb Financial Margin with Clients Cost of Credit Ch$ 326.7 billion For further details by country see pages 24 and 34 Ch$ 106.2 billion Commissions and Fees Efficiency Ratio For further details by country see pages 26 and 36 54.0% The Financial Margin with Clients increased by 6.8% in the fourth quarter of 2022, compared to the previous period, due to the higher results on liabilities and capital observed in Chile and Colombia, as a result of the increase in monetary policy rates registered in both countries, together with the growth of loans portfolio and specific profits obtained in portfolio sales observed mainly in Chile. When compared to the fourth quarter of 2021, our Financial Margin with Clients increased by 31.1%, due to the growth of asset and liability portfolios and the higher value of the average TPM to date (in Chile and Colombia). In the fourth quarter of 2022, the Bank's Efficiency ratio showed a growth of 6.2 percentage points compared to the previous quarter, totaling 54.0%, a variation that is due to the 12.6% growth in Non-interest Expenses com-pared to a slight movement in Operating Revenues. When compared to the fourth quarter of 2021, the Efficiency ratio increased by 2.1 percentage points, due to the combination of the increase in Non-interest Expenses by 15.0% and the higher level of revenues observed in 4Q22 by 10.6% (expansion of Operating Revenues). The Cost of Credit for the fourth quarter of 2022 showed an increase of 16.9% compared to the previous quarter, as a result of higher delinquency associated with the activity of the Retail business, both in Chile and Colom-bia, together with the recognition of greater commercial write-off associat-ed with wholesale clients (Colombia) and reverses of CVA provisions recog-nized in the previous quarter. When compared to the fourth quarter of 2021, the Cost of Credit increased by 24.8%, mainly due to positive effects registered in the Cost of Credit during 2021, as a result of the economic support applied in the COVID 19 Pandemic, basically in Chile. 41,110 45,688 49,085 51,322 47,511 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 170,231 193,606 12M21 12M22 -7.4% +15.6% +13.7% Ch$ 47.5 billion In the fourth quarter of 2022, income from Commissions and fees decreased by 7.4% compared to the previous period, due to lower results obtained in Chile in relation to structuring fees and income related to credit cards, services classified within the item Financial Advisory and Others (table page 26). When compared to the fourth quarter of 2021, Commissions and fees increased by 15.6% due to higher results in relation to Financial Advisory and Other fees (Chile and Colombia), together with better results in Insurance Brokerage, driven by the higher consumer activity observed in the year and the improvement in the respective cross selling. For further details by country see pages 31 and 41 Management Discussion & Analysis Executive Summary For further details by country see pages 27 and 37 249,243 248,560 276,190 305,804 326,690 854,534 1,157,244 3.14 3.20 3.46 3.67 3.90 2.84 3.57 - 3. 0 - 2. 0 - 1. 0 - 1 .00 2.00 3.00 4.00 50,00 1 0,000 1 50,000 200, 00 250, 00 300, 00 350, 00 400, 00 450, 00 500, 00 550, 00 600, 00 650, 00 700, 00 750, 00 800, 00 850, 00 900, 00 950, 00 1 ,00, 00 1 ,050,000 1 ,1 0,000 1 ,1 50,000 1 ,20,000 1 ,250,000 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 12M21 12M22 Financial Margin with Clients Financial margin with clients (annualized average rate) +75.6pb +23.4pb Ch$ million +72.4pb Ch$ million Ch$ million +2.06% -5.30% +6.24% 51.9% 49.0% 45.3% 47.8% 54.0% 54.3% 49.0% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 12M21 12M22

Management Discussion & Analysis | Executive Summary
Itaú

Forecast

The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, returns, risk and expense control, among others), capital requirements; as well as the analysis and continuous review of the general environment in which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the definition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measurement of *Forecast* that establishes the base framework for the development and focus of the commercial actions of the year.

In this way, for the year 2022 the *Forecast* Bank considered:

	Expected
Financial margin with clients average rate	**increasing** as interest rates rise
Loan growth	**high single digit**
Cost of credit risk[1]	range from **0.7%** to **1.0%**
Non-Interest Expenses growth	below **inflation**

(1) Net provision for credit & counterparty risks

In terms of **Financial margin with clients** and **Non-Interest Expenses**, the performance was in line with expectations, in an economic context marked by strong inflationary pressure, which in turn also meant that portfolio growth was more moderate, however the Bank highlighted, in different loans products, being a leader in growth 12 months within the financial industry (foreign trade, factoring, leasing, mortgage, among others). On the other hand, at the level of **Cost of credit**, the increase in non-performing loans and the recognition of additional provisions, implied an increase in the ratio, reaching 1.2% in the year (1.0% excluding additional provisions).

For its part, the expectation for the year 2023 is as follows:

	Expected
Financial margin with clients average rate	**stable** as interest rates decline
Loan growth	**mid single digit**
Cost of credit risk[1]	range from **1.1%** to **1.5%**
Non-Interest Expenses growth	in line with **inflation**

(1) Net provision for credit & counterparty risks

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2022, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

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18

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 11, 12 and 13 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q22, 3Q22 an d 4Q21:

	4Q22			3Q22			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**372,924**	**340,932**	**57,154**	**374,370**	**308,438**	**65,834**	**-0.4%**	**10.5%**	**-13.2%**
Managerial Financial Margin	325,413	300,305	50,270	323,048	264,606	58,344	0.7%	13.5%	-13.8%
Financial Margin with Clients	326,690	253,227	73,463	305,804	234,085	71,719	6.8%	8.2%	2.4%
Financial Margin with the Market	(1,277)	47,078	(23,193)	17,244	30,521	(13,376)	-107.4%	54.2%	73.4%
Commissions and Fees	47,511	40,627	6,884	51,322	43,832	7,490	-7.4%	-7.3%	-8.1%
Cost of Credit	**(106,217)**	**(86,579)**	**(19,638)**	**(90,888)**	**(78,314)**	**(12,574)**	**16.9%**	**10.6%**	**56.2%**
Provision for Loan Losses	(123,904)	(99,759)	(24,145)	(114,032)	(95,960)	(18,071)	8.7%	4.0%	33.6%
Recovery of Loans Written Off as Losses	17,862	13,355	4,507	18,083	12,586	5,497	-1.2%	6.1%	-18.0%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(175)	(175)	-	5,061	5,061	-	-103.5%	-103.5%	-
Non-interest Expenses	**(201,394)**	**(155,107)**	**(46,287)**	**(178,810)**	**(130,324)**	**(48,485)**	**12.6%**	**19.0%**	**-4.5%**
Personnel Expenses	(95,420)	(74,829)	(20,592)	(80,925)	(60,969)	(19,956)	17.9%	22.7%	3.2%
Administrative Expenses	(91,584)	(68,621)	(22,963)	(85,224)	(59,560)	(25,663)	7.5%	15.2%	-10.5%
Depreciation, Amortization and Impairment	(14,390)	(11,658)	(2,732)	(12,661)	(9,795)	(2,866)	13.7%	19.0%	-4.7%
Income before Tax and Minority Interests	**65,313**	**99,246**	**(8,771)**	**104,672**	**99,800**	**4,774**	**-37.6%**	**-0.6%**	**-283.7%**
Income Tax Expense	18,171	4,462	6,916	12,641	14,202	(1,535)	43.8%	-68.6%	-550.6%
Minority Interests in Subsidiaries	57	73	(16)	(206)	(47)	(159)	-127.9%	-255.9%	-90.0%
Costs of hedge positions	-	-	(18,368)	-	-	72	-	-	-25723.3%
Recurring Net Income	**83,542**	**103,781**	**(20,239)**	**117,107**	**113,955**	**3,152**	**-28.7%**	**-8.9%**	**-742.1%**
Recurring Return on Managerial Tangible Equity	12.4%	17.7%	-15,5%	17.6%	21.9%	-0.4%	-515 bps	-418 bps	-1513 bps

	4Q22			4Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**372,924**	**340,932**	**57,154**	**337,140**	**277,488**	**61,976**	**10.6%**	**22.9%**	**-7.8%**
Managerial Financial Margin	325,413	300,305	50,270	296,030	243,543	54,810	9.9%	23.3%	-8.3%
Financial Margin with Clients	326,690	253,227	73,463	249,243	197,957	51,285	31.1%	27.9%	43.2%
Financial Margin with the Market	(1,277)	47,078	(23,193)	46,787	45,586	3,525	-102.7%	3.3%	-758.0%
Commissions and Fees	47,511	40,627	6,884	41,110	33,944	7,166	15.6%	19.7%	-3.9%
Cost of Credit	**(106,217)**	**(86,579)**	**(19,638)**	**(85,099)**	**(69,889)**	**(15,210)**	**24.8%**	**23.9%**	**29.1%**
Provision for Loan Losses	(123,904)	(99,759)	(24,145)	(113,293)	(93,812)	(19,481)	9.4%	6.3%	23.9%
Recovery of Loans Written Off as Losses	17,862	13,355	4,507	19,015	14,745	4,271	-6.1%	-9.4%	5.5%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(175)	(175)	-	9,178	9,178	-	-101.9%	-101.9%	-
Non-interest Expenses	**(201,394)**	**(155,107)**	**(46,287)**	**(175,117)**	**(128,460)**	**(46,657)**	**15.0%**	**20.7%**	**-0.8%**
Personnel Expenses	(95,420)	(74,829)	(20,592)	(79,422)	(60,879)	(18,543)	20.1%	22.9%	11.0%
Administrative Expenses	(91,584)	(68,621)	(22,963)	(80,526)	(56,577)	(23,949)	13.7%	21.3%	-4.1%
Depreciation, Amortization and Impairment	(14,390)	(11,658)	(2,732)	(15,169)	(11,004)	(4,165)	-5.1%	5.9%	-34.4%
Income before Tax and Minority Interests	**65,313**	**99,246**	**(8,771)**	**76,924**	**79,139**	**108**	**-15.1%**	**25.4%**	**-8187.7%**
Income Tax Expense	18,171	4,462	6,916	5,310	5,228	(545)	242.2%	-14.7%	-1368.3%
Minority Interests in Subsidiaries	57	73	(16)	132	59	73	-56.4%	23.6%	-121.9%
Costs of hedge positions	-	-	(18,368)	-	-	(1,696)	-	-	982.8%
Recurring Net Income	**83,542**	**103,781**	**(20,239)**	**82,365**	**84,426**	**(2,061)**	**1.4%**	**22.9%**	**882.2%**
Recurring Return on Managerial Tangible Equity	12.4%	17.7%	-15.5%	13.9%	17.8%	-1.7%	-149 bps	-13 bps	-1377 bps

(1) In nominal currency

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Management Discussion & Analysis | Income Statement Analysis
Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 4Q22, 3Q22 and 4Q21 is presented below:

In Ch$ million	4Q22	3Q22	4Q21	12M22	12M21
Net Income Attributable to Shareholders (Accounting)	**78,965**	**109,967**	**71,911**	**426,492**	**271,526**
(+) Non-recurring events	4,264	4,123	10,958	17,978	24,283
(+) Other results and overhead costs from Colombia in Chile (a)	2,184	(64)	(139)	2,008	(4,029)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	18,368	(72)	1,696	34,769	3,532
Recurring Net Income	**103,781**	**113,955**	**84,426**	**481,246**	**295,312**

In Ch$ million	4Q22	3Q22	4Q21	12M22	12M21
Net Income Attributable to Shareholders (Accounting)	**313**	**3,016**	**(5,621)**	**7,252**	**6,280**
(+) Non-recurring events	-	-	5,118	5,140	5,146
(+) Other results and overhead costs from Colombia in Chile (a)	(2,184)	64	139	(2,007)	4,029
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(18,368)	72	(1,696)	(34,769)	(3,532)
Recurring Net Income	**(20,239)**	**3,152**	**(2,061)**	**(24,383)**	**11,923**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

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22

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	4Q22	3Q22	change %	change $	4Q21	change %	change $	12M22	12M21	change %	change $
Operating Revenues	**340,932**	**308,438**	**10.5%**	**32,494**	**277,488**	**22.9%**	**63,445**	**1,230,448**	**933,284**	**31.8%**	**297,165**
Managerial Financial Margin	300,305	264,606	13.5%	35,700	243,543	23.3%	56,762	1,067,936	794,336	34.4%	273,599
Financial Margin with Clients	253,227	234,085	8.2%	19,142	197,957	27.9%	55,270	890,463	659,968	34.9%	230,495
Financial Margin with the Market	47,078	30,521	54.2%	16,557	45,586	3.3%	1,492	177,472	134,368	32.1%	43,104
Commissions and Fees	40,627	43,832	-7.3%	(3,205)	33,944	19.7%	6,683	162,513	138,948	17.0%	23,565
Cost of Credit	**(86,579)**	**(78,314)**	**10.6%**	**(8,265)**	**(69,889)**	**23.9%**	**(16,690)**	**(253,879)**	**(133,068)**	**90.8%**	**(120,811)**
Provision for Loan Losses	(99,759)	(95,960)	4.0%	(3,798)	(93,812)	6.3%	(5,947)	(311,873)	(191,424)	62.9%	(120,449)
Recovery of Loans Written Off as Losses	13,355	12,586	6.1%	770	14,745	-9.4%	(1,389)	50,779	49,933	1.7%	847
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(175)	5,061	-103.5%	(5,236)	9,178	-101.9%	(9,354)	7,215	8,424	-14.4%	(1,209)
Non-interest Expenses	**(155,107)**	**(130,324)**	**19.0%**	**(24,783)**	**(128,460)**	**20.7%**	**(26,647)**	**(522,156)**	**(468,776)**	**11.4%**	**(53,381)**
Personnel Expenses	(74,829)	(60,969)	22.7%	(13,860)	(60,879)	22.9%	(13,949)	(246,397)	(214,975)	14.6%	(31,422)
Administrative Expenses	(68,621)	(59,560)	15.2%	(9,060)	(56,577)	21.3%	(12,044)	(235,876)	(215,550)	9.4%	(20,327)
Depreciation. Amortization and Impairment	(11,658)	(9,795)	19.0%	(1,863)	(11,004)	5.9%	(654)	(39,883)	(38,251)	4.3%	(1,632)
Income before Tax and Minority Interests	**99,246**	**99,800**	**-0.6%**	**(554)**	**79,139**	**25.4%**	**20,107**	**454,413**	**331,440**	**37.1%**	**122,973**
Income Tax Expense	4,462	14,202	-68.6%	(9,740)	5,228	-14.7%	(766)	26,815	(36,126)	-174.2%	62,941
Minority Interests in Subsidiaries	73	(47)	-255.9%	120	59	23.6%	14	19	(1)	-	20
Recurring Net Income	**103,781**	**113,955**	**-8.9%**	**(10,173)**	**84,426**	**22.9%**	**19,355**	**481,246**	**295,312**	**63.0%**	**185,934**

Itaú 23

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients showed an increase of 8.2% compared to the previous quarter, due to the recognition of results associated with the annual sale of student portfolio materialized in the fourth quarter of the year, in addition to the positive effects on the return on capital and portfolio of liabilities caused by the increase in the monetary policy rate (TPM).
- Financial Margin with Market reached Ch$47.1 billion in the fourth quarter of 2022, exceeding by 54.2% the net profit recorded in the previous quarter, as a result of higher revenues obtained in the management carried out by the trading desk during this quarter, which allowed to offset the decrease in UF readjustment profits recognized in the quarter.

Managerial Financial Margin

Financial Margin with Clients
Ch$253.2 billion
▲ **+8.2%** (4Q22/3Q22)
▲ **+27.9%** (4Q22/4Q21)

Financial Margin with the Market
Ch$47.1 billion
▲ **-54.2%** (4Q22/3Q22)
▲ **+3.3%** (4Q22/4Q21)


Ch$ million
243,543
45,586
197,957
226,131
32,986
193,145
276,893
66,887
210,006
264,606
30,521
234,085
300,305
47,078
253,227
4Q'21
1Q'22
2Q'22
3Q'22
4Q'22
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM.

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
234,085
89
4,196
711
1,364
587
7,360
-7,053
11,887
253,227
1
2
3
4
3Q'22
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions with clients
Capital financial margin and others
4Q'22

1. **Assets financial margin (+Ch$4,996 million):** improvement supported by the growth of the loans portfolio mainly associated with Retail business (consumer and mortgage), products that, depending on the business strategies applied, have registered improvements in their average spreads.

2. **Liabilities financial margin (+Ch$9,312 million):** increase that is explained, mainly in an improvement in the profitability of this portfolio, as a result of the higher value of the average TPM observed in the quarter.

3. **Commercial spreads on derivatives and FX transactions with clients (-Ch$7,053 million):** decrease due to extraordinary results observed in the previous quarter, from specific operations of Wholesale Banking clients that were not repeated in the last quarter of the year.

4. **Capital financial margin and others (+Ch$11,887 million):** mainly due to a higher capital remuneration generated by the increase in the value of the TPM and the effect of the recognition of the results of the annual sale of the student portfolio materialized in 4Q22.

Itaú 24

25 Itaú Management Discussion & Analysis Income Statement Analysis UF net exposure (Ch$ trillion) UF - Unidad de Fomento (variation value) Annualized average rate of financial margin with clients Financial Margin with the Market Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfol ios and may assume directional positions, in compliance with the limits established by our risk appetite. The Financial Margin with Market increased by 54.2% in 4Q22 compared to 3Q22, supported by greater gains in portfolio valuati on obtained by the trading desk that allowed to counteract the impacts of the lower inflation of the quarter on the results due to UF readjustments and the persistence in the increase in financing costs derived from the higher value of the TPM. 4Q22 3Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 28,215,173 3.6% 253,227 27,449,953 3.4% 234,085 Cost of Credit (86,579) (78,314) Risk-Adjusted Financial Margin with Clients 28,215,173 2.3% 166,648 27,449,953 2.2% 155,771 Financial Margin with Clients: + 18 bp • Higher return on liabilities and capital due to the higher value of the TPM; In addition, results from annual portfolio sales. 3.1% 3.1% 3.2% 3.4% 3.6% 2.0% 2.6% 2.3% 2.2% 2.3% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 45,586 32,986 66,887 30,521 47,078 33,592 26,720 42,311 43,995 44,368 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 - 1 0, 00 20,00 30,00 40,00 50,00 60,00 70,00 80,00 90,00 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Financial Margin with the Market 1-year moving average Ch$ million 2.0 1.7 1.4 1.4 1.0 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 3.0% 2.4% 4.2% 3.5% 2.5% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Risk-Adjusted Financial Margin with Clients: + 9 bp • Improvement in income from Financial Mar-gin offset growth of 10.6% in the Cost of Credit.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of the year, Commission and Fees totaled Ch$40.6 billion, 7.3% lower than the results of the previous quarter, due to a decrease in commercial activity associated with the generation of income from structuring services and lower credit card fees, results classified under the item 'Financial Advisory and Others', in addition to lower Insurance Brokerage commissions.
- When compared to the fourth quarter of 2021, Commission and Fees increased by 19.7%, as a result of higher credit card fees driven by commercial campaigns conducted in the year, to which are added positive results of the integration of MCC to the Bank, materialized in June 2022 (results classified in 'Financial Advisory and Others'). Additionally, in this comparison the higher Insurance Brokerage commissions stand out, derived from the improvement observed in cross selling.

In Ch$ million	4Q22	3Q22	change		4Q21	change		12M22	12M21	change	
Insurance Brokerage	10,581	11,433	(852)	-7.4%	8,984	1,598	17.8%	41,735	34,789	6,946	20.0%
Credit Operations and Guarantees Provided	8,613	8,666	(53)	-0.6%	7,879	734	9.3%	33,020	29,621	3,399	11.5%
Current Account Services and Overdraft Fees	8,489	8,223	266	3.2%	8,533	(44)	-0.5%	33,714	31,476	2,238	7.1%
Asset Management	3,213	3,292	(80)	-2.4%	3,031	181	6.0%	13,113	12,592	521	4.1%
Financial Advisory and Others	9,731	12,218	(2,487)	-20.4%	5,517	4,214	76.4%	40,930	30,469	10,461	34.3%
Total Commissions and Fees	**40,627**	**43,832**	**(3,205)**	**-7.3%**	**33,944**	**6,683**	**19.7%**	**162,513**	**138,948**	**23,565**	**17.0%**

Commissions and Fees Breakdown


4Q22
26%
21%
8%
24%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees


3Q22
26%
20%
8%
28%
19%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

Itaú
26

27 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit The ratio of net provisions for loan losses over loan portfolio in-creased by 10 percentage points compared to the previous quarter, due to the growth in the level of credit provisions, mentioned above. In the 12-month comparison, this ratio showed an increase of 14 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the fourth quarter of 2022, the total allowance for loan losses, including additional provisions, showed a growth of 4.1% compared to the previous quarter, totaling Ch$706.8 billion, while our average loan portfolio grew by 3.2% compared to the previous quarter, reaching Ch$22.1 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, to the loan portfolio grew in the fourth quarter of 2022, from 3.18% to 3.20% compared to the previous period. In Ch$ million 4Q22 3Q22 change 4Q21 change 12M22 12M21 change Net Provision for Loan Losses (86,404) (83,375) (3,029) 3.6% (79,067) (7,336) 9.3% (261,094) (141,492) (119,602) 84.5% Provision for Loan Losses (99,759) (95,960) (3,798) 4.0% (93,812) (5,947) 6.3% (311,873) (191,424) (120,449) 62.9% Recovery of Loans Written Off as Losses 13,355 12,586 770 6.1% 14,745 (1,389) -9.4% 50,779 49,933 847 1.7% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) (175) 5,061 (5,236) - 9,178 (9,354) - 7,215 8,424 (1,209) -14.4% Cost of Credit (86,579) (78,314) (8,265) 10.6% (69,889) (16,690) 23.9% (253,879) (133,068) (120,811) 90.8% (*) Average Loan Portfolio The Cost of Credit for the fourth quarter of the year totaled Ch$86.6 billion, presenting an increase of 10.6% compared to the previous period, which is explained by a higher CVA expense of Ch$5.2 billion, since in the previous quarter some reversals of provisions were recognized for rating/guarantee adjustments referred to Wholesale Banking clients. Complementing the above, in the fourth quarter of the year there was a 4.0% increase in the expenditure of credit provisions due to rating changes applied to the commercial portfolio and deterioration in the delinquency of the consumer loans. When compared to the fourth quarter of 2021, the Cost of Credit showed a growth of 23.9%, a variation that considers the punctual effect of releases of CVA provisions registered in the last quarter of the previous year, as a result of movements observed in the deriva-tives portfolio in specific cases of Wholesale clients, to which is added the effect of the deterioration in consumer delinquency that has been registered in 2022, affected in part, by the end of the economic support measures COVID-19 Pandemic applied by the Chilean govern-ment. 638,892 655,971 511,402 519,439 537,200 523,109 502,854 531,769 554,416 78,211 78,211 86,211 105,711 112,379 127,379 147,379 152,379 743,492 734,182 589,613 605,650 642,911 635,488 630,233 679,148 706,795 3.99 4.00 3.18 3.22 3.29 3.24 3.10 3.18 3.20 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1 .0 1 .0 1 .1 1 .1 1 .2 1 .2 1 .3 1 .3 1 .4 1 .4 1 .5 1 .5 1 .6 1 .6 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 - 600, 00 1 ,20,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 93,812 42,092 74,062 95,960 99,759 69,889 31,293 57,693 78,314 86,579 1.4 0.6 1.1 1.5 1.6 -2.0 -1 .6 -1 .2 -0. 8 -0. 4 0.0 0.4 0.8 1 .2 1 .6 2.0 2.4 - 10,000 1 0, 00 30,00 50,00 70,00 90,00 1 10,000 1 30,000 1 50,000 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

28 Itaú Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days In the fourth quarter of 2022, the total NPL ratio amounted to 1.90%, representing an increase of 1 basis points compared to the previous quarter. This growth in the ratio is due to the higher volume of NPL portfolio of consumer and mortgage observed in the quarter, a product that has maintained this trend of expansion, with more intensity in the second half of the year, delinquency that has been affected by the lower support measures applied by the Chilean government during this year and the prevailing macroeconomic conditions. The NPL ratio over 90 days for commercial loans decreased by 12bp in the quarter compared to the previous period (excluding students loans); while the ratio associated with the consumer portfolio increased from 1.75% to 1.99% in the fourth quarter of 2022 and the mortgage ratio grew 5bp, closing at 0.87%. Compared to the previous quarter, the portfolio of loans with non-performing loans over 90 days increased Ch$5.9 billion or 1.4%, as a result of the growth in delinquency of the Retail portfolio, since the NPL portfolio of consumer and mortgage totaled a growth of 15.1% in the quarter. When compared to the same quarter of the previous year, this portfolio showed an increase of 38.1%, as a result of the increase in the level of the NPL portfolio of consumer and mortgage (the latter also impacted by the rise in the CPI); as well as a punctual decrease in the NPL portfolio of commercial loans observed in 4Q21, originated in specific cases of Wholesale Banking clients. 2.20% 2.79% 2.99% 2.67% 1.94% 1.90% 2.31% 2.38% 2.36% 1.69% 2.40% 2.63% 2.43% 1.61% 1.58% 2.06% 2.13% 2.01% 1.12% 1.07% 0.99% 0.87% 0.87% 0.85% 0.82% 0.81% 0.87% 1.66% 1.75% 1.62% 1.14% 1.03% 1.44% 1.65% 1.75% 1.99% 1.87% 2.25% 2.33% 2.04% 1.56% 1.56% 1.83% 1.89% 1.90% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Commercial Comm. ex-Students loans Mortgage Consumer Total Coverage Ratio1 (%) | 90 days NPL Ratio (%) | over 90 days (1) Coverage Ratio includes additional provisions. 218 177 136 156 206 203 161 160 164 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Chile As of December 31, 2022, the 90-day coverage ratio reached 164%, growing by 4 percentage points compared to the previous quarter, since, although there has been an increase in the NPL portfolio, marked by the consumer trend, the levels of credit provisions have also been adjusted in order to maintain sufficient coverage and quality of the portfolio. When compared to 4Q21, there is a decrease of 42 percentage points, although in that quarter there was a punctual decrease in the NPL portfolio. 1.87 2.25 2.33 2.04 1.56 1.56 1.83 1.89 1.90 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Chile The NPL ratio of credits 90-day overdue showed a growth of 1 basis point compared to the previous quarter, as a result of the higher volume of NPL portfolio observed in this quarter. Compared to 4Q21, an increase of 34 basis points was observed in the ratio, as a result of the growth in the NPL portfolio observed in the year (38.1%, mentioned above), partially offset by the 13.4% growth in loans between the 12 months compared. 341,037 415,576 432,944 388,703 311,493 312,773 392,051 424,162 430,088 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Non-per forming Loans over 90 days - Chile Ch$ million

29 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the fourth quarter of 2022, loan portfolio write-offs totaled Ch$46.5 billion, which represents an increase of 14.4% compared to the previ-ous quarter, as a result to increase in write-offs associated with com-mercial credits observed in the last quarter of the year. When compared to 3Q22, the ratio of written-off operations to loan portfolio average balance increased by 8 basis points, reaching 0.82% and decreased by 9 basis points compared to the same period of the previous year. Loan Portfolio Write-Off 47.7 36.3 45.0 38.1 44.8 29.6 64.6 40.7 46.5 1.02 0.79 0.97 0.81 0.92 0.59 1.24 0.74 0.82 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 0 5 1 0 1 5 2 0 2 5 3 0 3 5 40 45 50 55 60 65 7 0 7 5 80 85 90 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses As of December 31, 2022, income from recoveries of written-off loans totaled Ch$13.4 billion, 6.1% higher than the level of income in the previous quarter, due to one-off recoveries recorded in the last quar-ter of the year (referring to commercial credits). When compared to the fourth quarter of 2021, income from recoveries of written-off loans registered a decrease of 9.4%, since in 4Q21 there were higher results in recoveries of goods received in payment. Ch$ million 14,745 11,054 13,784 12,586 13,355 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

30 Itaú Personnel expenses Administrative Expenses Administrative expenses amounted to Ch$68.6 billion in the fourth quarter of 2022, representing a growth of 15.2% compared to the previous period, as a result of higher consulting and advisory expens-es recorded in the fourth quarter of the year, as well as higher mar-keting expenses originated in the commercial and relational cam-paigns carried out in the quarter. When compared to the fourth quarter of 2021, Administrative Ex-penses increased by 21.3%, due to higher technology expenses and related to consultancies/advisories associated with the development of the Bank's digital transformation strategy. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$11.7 billion in the fourth quarter of 2022, representing an increase of 19.0% compared to 3Q22, due to the growth in the base of assets subject to amortization derived from the completion of some projects. When compared to the same period in 2021, these expenses presented an increase of 5.9%, due to the increase in the base of assets subject to amortization. Non-interest Expenses • In the fourth quarter of 2022, Non-interest Expenses totaled Ch$155.1 billion, showing an increase of 19.0% compared to the previous period, driven by higher Personnel and Administration Expenses. • When compared to the fourth quarter of 2021, Administrative Expenses increased by 20.7% due to the impact of the higher inflation and devaluation of the Chilean peso observed in 2022, the growth in the level of endowment contracted to date, increase in technology expenses, among others. Highlights In the fourth quarter of 2022, Personnel Expenses increased by 22.7%, compared to the previous quarter and 22.9% compared to the same period of 2021, due to the increase in remuneration derived from the effects of the higher inflation observed in 2022, the performance of special activities at the end of the year, the growth in the headcount level contracted to date (compared to 4Q21) and higher bond provi-sions. Headcount 5,163 Headcount in Chile and New York at the end of the 4Q22 - 2.5% (4Q22/3Q22) + 0.7% (4Q22/4Q21) The total number of employees including the Itaú New York branch was 5,163 at the end of the fourth quarter of 2022 compared to 5,298 in the previous quarter and 5,125 at the end of the fourth quarter of 2021, an increase of 0.7% in headcount in a twelve-month period. Management Discussion & Analysis In Ch$ million 4Q22 3Q22 change 4Q21 change 12M22 12M21 change Personnel Expenses (74,829) (60,969) (13,860) 22.7% (60,879) (13,949) 22.9% (246,397) (214,975) (31,422) 14.6% Administrative Expenses (68,621) (59,560) (9,060) 15.2% (56,577) (12,044) 21.3% (235,876) (215,550) (20,327) 9.4% Personnel and Administrative Expenses (143,449) (120,529) (22,920) 19.0% (117,456) (25,993) 22.1% (482,274) (430,525) (51,749) 12.0% Depreciation, Amortization and Impairment (11,658) (9,795) (1,863) 19.0% (11,004) (654) 5.9% (39,883) (38,251) (1,632) 4.3% Total Non-interest Expenses (155,107) (130,324) (24,783) 19.0% (128,460) (26,647) 20.7% (522,156) (468,776) (53,381) 11.4% 5,266 5,249 5,187 5,160 5,125 5,177 5,210 5,298 5,163 -1.2% -0.3% -1.2% -0.5% -0.7% 1.0% 0.6% 1.7% -2.5% -1 0.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,50 4,70 4,90 5,100 5,30 5,50 5,70 5,90 6,100 6,30 6,50 6,70 6,90 7,100 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Chile Δ% QoQ Income Statement Analysis

31 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 46.3% 43.4% 38.5% 42.3% 45.5% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Efficiency ratio Income Statement Analysis Efficiency Ratio In the fourth quarter of 2022, our Efficiency Ratio totaled 45.5%, 3.2 percentage points higher compared to the previous quarter, as a result of the 19.0% increase in the level of Non-interest Expenses (increase in Personnel and Administration) which was partially offset by the 10.5% improvement in the Operating Revenues (improvement in Financial Margin with clients and Market). When compared to the fourth quarter of 2021, the Efficiency Ratio decreased by 79.9 basis points, mainly due to higher Operating Revenues. Distribution Network Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 185 187 185 182 182 180 165 165 167 4 4 4 4 6 6 9 12 12 1.1% 1.1% -1.0% -1.6% 1.1% -1.1% -6.5% 1.7% 1.1% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Physical Digital Δ% Branches Chile QoQ As of December 31, 2022, we have 179 branches, growing by 1.1% compared to the previous quarter (from the management point of view, 2 closed Condell branches were incorporated into the Itaú network). On the other hand, the total number of branches totals a decrease of 4.8% (9 fewer branches) compared to the level ob-served as of December 31, 2021, which is due to the digital trans-formation strategy developed by the Bank. Automated Teller Machines (ATMs) | Chile At the end of the fourth quarter of 2022, the number of ATMs totaled 359 in Chile, 0.3% higher than the level observed in the previous quarter, totaling, in turn, a decrease of 10.7% in the comparison in twelve months. Additionally, it is worth mention-ing that, through our agreement with Redbanc, our clients have access to more than 7,000 ATMs in Chile. 398 397 393 397 398 366 352 354 355 10 9 9 4 4 4 4 4 4 0.5% -0.5% -1.0% -0.2% 0.2% -8.0% -3.8% 0.6% 0.3% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Itaú Banco Condell Δ% ATMs Chile QoQ Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$22.7 trillion at the end of the fourth quarter of 2022, presenting a slight increase compared to the previous quarter by 0.7% and a nominal expansion of 13.4% compared to the same quarter of 2021.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q22	3Q22	change	4Q21	change
Wholesale lending - Chile	**13,915,004**	**14,096,450**	**-1.3%**	**12,609,485**	**10.4%**
Commercial loans	11,254,349	11,338,783	-0.7%	10,654,419	5.6%
Foreign trade loans	1,692,507	1,848,640	-8.4%	1,170,092	44.6%
Leasing and factoring	968,149	909,027	6.5%	784,974	23.3%
Retail lending - Chile	**8,736,776**	**8,391,459**	**4.1%**	**7,370,895**	**18.5%**
Residential Mortgage loans	**6,393,144**	**6,214,491**	**2.9%**	**5,512,449**	**16.0%**
Consumer loans	**2,343,632**	**2,176,968**	**7.7%**	**1,858,446**	**26.1%**
Consumer installment loans	1,606,738	1,526,822	5.2%	1,318,493	21.9%
Current account overdrafts	142,487	132,816	7.3%	107,933	32.0%
Credit card debtors	593,816	516,804	14.9%	431,535	37.6%
Other loans and receivables	592	526.015224	12.5%	485	22.0%
TOTAL LOANS[1]	**22,651,780**	**22,487,909**	**0.7%**	**19,980,380**	**13.4%**

(1) Total loans does not include balance owed by banks.

Between the third and fourth quarters of 2022, the total loan portfolio grew 0.7%, in nominal terms, totaling an expansion of 13.4% in the last twelve months. Excluding exchange rate effects and inflation that impact the composition of the loan portfolio, the growth translates into 1.7% and 6.2%, respectively.

The Wholesale portfolio decreased by 1.3% in this quarter compared to 3Q22, while it grew 10.4% compared to 4Q21. Adjusting for exchange rate variations, the Wholesale portfolio grew 1.4% compared to the previous quarter, highlighting the better performance recorded by the commercial and foreign trade loan portfolios, growing 1.4% and 2.6%, respectively compared to the previous quarter and 0.9% and 43% compared to the same quarter of the previous year.

The Retail portfolio grew 4.1% in this quarter compared to 3Q22 and 18.5% compared to 4Q21, variations that translate into real growth of 1.2% and 9.8%, respectively. Regarding the composition of this portfolio, the improvement in consumer loans stands out, totaling 26.1% in the comparison in twelve months, considering that, during the previous year, the financial industry observed a significant contraction in activity, influenced by the greater liquidity of the Chilean market generated from the COVID 19 economic support measures implemented by the government.

Itaú
32

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 21 and 22:

In Ch$ million	4Q22 Nominal Currency	4Q22 Exchange Rate Effect[1]	4Q22 Constant Currency	3Q22 Nominal Currency	3Q22 Exchange Rate Effect[1]	3Q22 Constant Currency	% Change in Constant Currency	4Q21 Nominal Currency	4Q21 Exchange Rate Effect[1]	4Q21 Constant Currency	% Change in Constant Currency
Operating Revenues	**57,154**	**(2,854)**	**54,300**	**65,834**	**(9,953)**	**55,881**	**-2.8%**	**61,976**	**(10,279)**	**51,697**	**5.0%**
Managerial Financial Margin	50,270	(2,547)	47,722	58,344	(8,808)	49,536	-3.7%	54,810	(9,084)	45,726	4.4%
Financial Margin with Clients	73,463	(3,406)	70,057	71,719	(10,912)	60,807	15.2%	51,285	(8,511)	42,774	63.8%
Financial Margin with the Market	(23,193)	859	(22,335)	(13,376)	2,105	(11,271)	98.2%	3,525	(573)	2,952	-856.7%
Commissions and Fees	6,884	(307)	6,577	7,490	(1,145)	6,345	3.7%	7,166	(1,194)	5,972	10.1%
Cost of Credit	**(19,638)**	**1,040**	**(18,598)**	**(12,574)**	**1,932**	**(10,642)**	**74.8%**	**(15,210)**	**2,575**	**(12,635)**	**47.2%**
Provision for Loan Losses	(24,145)	1,251	(22,894)	(18,071)	2,767	(15,304)	49.6%	(19,481)	3,275	(16,206)	41.3%
Recovery of Loans Written Off as Losses	4,507	(211)	4,296	5,497	(836)	4,662	-7.8%	4,271	(700)	3,571	20.3%
Non-interest Expenses	**(46,287)**	**1,994**	**(44,293)**	**(48,485)**	**7,343**	**(41,143)**	**7.7%**	**(46,657)**	**7,718**	**(38,940)**	**13.7%**
Personnel Expenses	(20,592)	767	(19,825)	(19,956)	3,004	(16,952)	16.9%	(18,543)	3,051	(15,492)	28.0%
Administrative Expenses	(22,963)	1,088	(21,875)	(25,663)	3,901	(21,762)	0.5%	(23,949)	3,961	(19,988)	9.4%
Depreciation, Amortization and Impairment	(2,732)	139	(2,593)	(2,866)	437	(2,429)	6.8%	(4,165)	705	(3,460)	-25.1%
Income before Tax and Minority Interests	**(8,771)**	**180**	**(8,591)**	**4,774**	**(678)**	**4,096**	**-309.8%**	**108**	**14**	**122**	**-7114.4%**
Income Tax Expense	6,916	(144)	6,772	(1,535)	221	(1,314)	-615.3%	(545)	70	(475)	-1524.9%
Minority Interests in Subsidiaries	(16)	(1)	(17)	(159)	22	(136)	-87.9%	73	(13)	59	-127.8%
Costs of hedge positions	(18,368)	1,280	(17,088)	72	(70)	2	-811002.6%	(1,696)	228	(1,468)	1063.7%
Recurring Net Income	**(20,239)**	**1,316**	**(18,923)**	**3,152**	**(505)**	**2,647**	**-814.8%**	**(2,061)**	**299**	**(1,762)**	**974.1%**

In Ch$ million	12M22 Nominal Currency	12M22 Exchange Rate Effect[1]	12M22 Constant Currency	12M21 Nominal Currency	12M21 Exchange Rate Effect[1]	12M21 Constant Currency	% Change in Constant Currency
Operating Revenues	**254,554**	**(35,354)**	**219,200**	**259,343**	**(32,903)**	**226,440**	**-3.2%**
Managerial Financial Margin	223,462	(31,026)	192,436	228,059	(28,827)	199,233	-3.4%
Financial Margin with Clients	266,781	(35,098)	231,684	194,566	(25,205)	169,361	36.8%
Financial Margin with the Market	(43,320)	4,072	(39,248)	33,493	(3,622)	29,871	-
Commissions and Fees	31,093	(4,328)	26,764	31,284	(4,077)	27,207	-1.6%
Cost of Credit	**(60,777)**	**7,924**	**(52,854)**	**(70,747)**	**9,220**	**(61,527)**	**-14.1%**
Provision for Loan Losses	(79,747)	10,468	(69,279)	(88,987)	11,564	(77,423)	-10.5%
Recovery of Loans Written Off as Losses	18,970	(2,544)	16,426	18,240	(2,344)	15,896	3.3%
Non-interest Expenses	**(182,564)**	**24,306**	**(158,258)**	**(176,579)**	**23,034**	**(153,545)**	**3.1%**
Personnel Expenses	(82,842)	10,903	(71,939)	(82,434)	10,574	(71,860)	0.1%
Administrative Expenses	(88,421)	11,862	(76,559)	(81,061)	10,715	(70,346)	8.8%
Depreciation, Amortization and Impairment	(11,301)	1,542	(9,759)	(13,084)	1,745	(11,339)	-13.9%
Income before Tax and Minority Interests	**11,213**	**(3,125)**	**8,089**	**12,017**	**(650)**	**11,367**	**-28.8%**
Income Tax Expense	(419)	1,062	643	5,127	(1,338)	3,789	-83.0%
Minority Interests in Subsidiaries	(408)	57	(351)	(1,689)	195	(1,493)	-76.5%
Costs of hedge positions	(34,769)	4,214	(30,555)	(3,532)	484	(3,048)	902.6%
Recurring Net Income	**(24,383)**	**2,209**	**(22,174)**	**11,923**	**(1,308)**	**10,615**	**-**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.1761 per COP as of December 31, 2022.

Itaú 33

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the fourth quarter of 2022, the Financial Margin with Clients increased by 15.2% compared to the previous quarter, mainly due to higher margin of liabilities and capital driven by the increase in the value of the average TPM (Colombia's monetary polic y rate), the rate at which the remuneration of these portfolios is indexed.
- The Financial Margin with Market decreased by 98.2% compared to the third quarter of 2022, as a result of the higher costs of Asset and Liabilities Management (ALM) that derive from the upward trend in interest rates that has been maintained in 4Q22.

Managerial Financial Margin

Financial Margin with Clients
Ch$70.1 billion
▲ **+15.2%** (4Q22/3Q22)
▲ **+63.8%** (4Q22/4Q21)

Financial Margin with the Market
Ch$-22.3 billion
▼ **-98.2%** (4Q22/3Q22)
▼ **-856.7%** (4Q22/4Q21)


Ch$ million
45,726
2,952
42,774
44,217
47,471
-3,254
50,960
53,348
-2,388
49,536
60,807
-11,271
47,722
70,057
-22,335
4Q21
1Q22
2Q22
3Q22
4Q22
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charg ed by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


60,807
195
7,538
-
-753
2,269
70,057
1
2
3
4
3Q'22
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
4Q'22

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022.

1. **Loan portfolio mix (+Ch$195 million):** improvement due to a greater relative presence of the retail portfolio in the composition of the total loans portfolio in 4Q22 compared to 3Q22, operations that registered higher profitability compared to commercial loans.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$7,538 million):** mainly due to an improvement in the average profitability of the liabilities portfolio as a result of the increase in the value of the average TPM (from 10% at the end of 3Q22 to 12% in 4Q22), in addition to higher portfolio spreads observed in the quarter.
3. **Commercial spreads on derivatives and FX transactions with clients (-Ch$753 million):** due to a decrease in derivatives activity and FX transactions with clients in the fourth quarter of 2022 (mainly Wholesale Banking).
4. **Working capital and others (+Ch$2,269 million):** explained, mainly, by the higher capital margin derived from the increase in interest rates observed in the quarter (income indexed to the value of the TPM).

Itaú 34

35 Itaú Management Discussion & Analysis Income Statement Analysis Risk-Adjusted Financial Margin with Clients: +14 bp • The 15.3% increase in the Financial Margin with Cients offsets the 74.8% increase in the Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages pro prie-tary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market closed the quarter with a loss of Ch$22.3 billion, which represents a deterioration of 98.2% com-pared to the previous quarter, since as in Chile, the scenario of increase in interest rates has resulted in higher costs abs orbed by treasury banking in the management of mismatches of assets and liabilities. 4Q22 3Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 4,782,135 70,057 5.9% 4,817,292 60,807 5.1% Cost of Credit (18,598) (10,642) Risk-Adjusted Financial Margin with Clients 4,782,135 51,459 4.3% 4,817,292 50,165 4.2% Ch$ million Financial Margin with Clients: +84 bp • Driven by this quarter's higher liability and capital margin. 2,952 -3,254 -2,388 -11,271 -22,335 7,468 2,105 -267 -3,490 -9,812 - 10,000 - 5, 00 - 5,000 1 0, 00 1 5, 00 - 27,000 - 2,000 - 17,000 - 12,000 - 7, 00 - 2, 00 3,000 8,000 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Financial Margin with the Market 1-year moving average Financial Margin with the Market 3.3% 3.8% 4.4% 5.1% 5.9% 2.3% 3.0% 3.2% 4.2% 4.3% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 0.00 0.02 0.04 0.06 0.08 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2022, Commissions and Fees totaled Ch$6.6 billion, presenting an improvement of 3.7% compared to the previous quarter and 10.1% compared to the same period of 2021, as a result of an increase in Cash Management activity and generation of income from structuring services (Financial Advisory and Others) as a result of the materialization of some specific businesses by Wholesale clients, which made it possible to offset the decline in results from Credit Operations and Guarantees Provided.

In Ch$ million	4Q22	3Q22	change		4Q21	change		12M22	12M21	change	
Insurance Brokerage	1,694	1,692	2	0.1%	1,664	30	1.8%	6,734	6,322	412	6.5%
Credit Operations and Guarantees Provided	1,068	1,234	(166)	-13.5%	945	122	12.9%	4,280	2,986	1,294	43.3%
Asset Management	1,869	1,721	147	8.6%	1,796	73	4.1%	7,112	7,826	(714)	-9.1%
Financial Advisory and Others	838	752	86	11.4%	322	516	160.2%	4,806	5,190	(384)	-7.4%
Cash Management	1,109	946	163	17.3%	1,244	(135)	-10.9%	3,833	4,883	(1,050)	-21.5%
Total Commissions and Fees	**6,577**	**6,345**	**233**	**3.7%**	**5,972**	**606**	**10.1%**	**26,764**	**27,207**	**(443)**	**-1.6%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rat e variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.176 1 per COP as of December 31, 2022.

Commissions and Fees Breakdown


4Q22
17%
26%
13%
16%
28%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


3Q22
15%
27%
12%
19%
27%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

Itaú
36

37 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the fourth quarter of 2022, our provision for loan losses totaled Ch$22.9 billion, representing a growth of 49.6% compared to the last quarter. The Cost of Credit on the loan portfolio increased by 0.74 percent-age points in the fourth quarter of 2022 compared to the previous period and grew by 0.51 percentage points compared to the fourth quarter of 2021. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of December 31, 2022, the total allowance for loan losses, includ-ing additional provisions, decreased by 10.85% compared to the previous quarter totaling Ch$192.1 billion, while our average loan portfolio decreased by 2.1% compared to the previous period, reaching Ch$3.98 billion. As a result, the ratio of total allowance for loan losses, including additional provisions, decreased in the fourth quarter of 2022 from 5.56% to 4.97% compared to the previous quarter. (*) Average Loan Portfolio 224,519 222,137 224,162 225,642 218,532 201,077 192,500 192,411 169,021 23,122 23,123 23,126 23,129 23,128 23,122 252,697 246,789 247,285 248,765 241,654 224,203 215,629 215,538 192,143 6.64 6.56 6.43 6.35 6.03 5.87 5.65 5.56 4.97 - 0.05 0.1 0 0.1 5 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1 .00 1 .05 1 .1 0 1 .1 5 1 .20 1 .25 1 .30 1 .35 1 .40 1 .45 1 .50 1 .55 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2.00 2.05 2.1 0 2.1 5 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.1 0 3.1 5 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.1 0 4.1 5 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.1 0 5.1 5 5.20 5.25 5.30 5.35 5.40 5.45 5.50 5.55 5.60 5.65 5.70 5.75 5.80 5.85 5.90 5.95 6.00 6.05 6.1 0 6.1 5 6.20 6.25 6.30 6.35 6.40 6.45 6.50 6.55 6.60 6.65 6.70 6.75 6.80 6.85 6.90 6.95 7.00 - 600, 00 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%) 16,206 14,001 17,081 15,304 22,894 12,635 10,024 13,589 10,642 18,598 1.5 1.2 1.8 1.3 2.0 -0. 5 -0. 1 0.3 0.7 1 .1 1 .5 1 .9 2.3 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 4Q22 3Q22 change 4Q21 change 12M22 12M21 change Provision for Loan Losses (22,894) (15,304) (7,590) 49.6% (16,206) (6,688) 41.3% (69,279) (77,423) 8,144 -10.5% Recovery of Loans Written Off as Losses 4,296 4,662 (366) -7.8% 3,571 725 20.3% 16,426 15,896 530 3.3% Cost of Credit (18,598) (10,642) (7,956) 74.8% (12,635) (5,963) 47.2% (52,854) (61,527) 8,674 -14.1% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tion, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022. In the fourth quarter of 2022, the Cost of Credit amounted to Ch$ 18.6 billion, which represents a growth of 74.8% compared to the previous quarter and 47.2% compared to the same period of 2021, a variation that is due to the recognition of greater write-offs in commercial loans in 4Q22, referring to specific cases of Wholesale Banking clients, in addition to the negative impact of the increase in delinquency of the consumer portfolio, which maintains the upward trend it has presented since the second quarter of 2022. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022.

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


138,016
136,619
148,953
139,430
128,399
116,223
114,059
119,825
95,413
Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022.

The portfolio of credits 90 days overdue decreased by 20.4% in the fourth quarter of 2022 compared to the previous one, due to a decrease of 27.9% in the level of commercial NPL portfolio, while the consumer and mortgage portfolios remained practically unchanged compared to 3Q22. It is worth mentioning that the decrease in the commercial NPL portfolio is explained by the execution of specific written-off referred to Wholesale Banking clients in the last quarter of the year.

When compared to the fourth quarter of 2021, the portfolio of credits 90 days overdue decreased 25.7%, a variation that considers a decrease of 37.4% in the commercial NPL portfolio and a growth of 16.6% in consumer.

NPL Ratio (%) | over 90 days


3.71
3.58
3.85
3.51
3.21
2.92
2.80
2.95
2.40
Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22
Colombia

The NPL ratio of credits 90 days overdue decreased 55 basis points in the fourth quarter of 2022 compared to the previous period, reaching 2.40% at the end of December 31, 2022.

When compared to the same period in 2021, this ratio decreased 81 basis points.

NPL Ratio (%) by Segments | over 90 days


4.08% 4.21% 4.62% 4.14% 3.79% 3.39% 3.00% 3.22% 2.62%
3.58% 3.85% 3.51% 3.21% 2.92% 2.95% 2.40%
3.98% 3.27% 3.09% 2.94% 2.61% 2.38% 2.81% 2.78%
3.71% 2.80% 2.40%
2.13% 1.53% 1.78% 1.86% 1.84% 1.86% 2.12% 2.18% 2.23%
4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22
Commercial
Mortgage
Consumer
Total

As of December 31, 2022, the total NPL ratio over 90 days showed a reduction of 55 basis points compared to the previous quarter, given the 27.9% decrease in the NPL portfolio, slightly offset by the decrease in the loans portfolio (see page 42).

In a 12-month comparison, the total NPL ratio over 90 days decreased from 3.21% to 2.40%, driven mainly by a reduction in the NPL portfolio of commercial loans and a loans portfolio remaining virtually unchanged.

Coverage Ratio[1] (%) | 90 days


163
163
150
162
170
173
169
161
177
Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22
Colombia

As of December 31, 2022, the 90-day coverage ratio totaled 177%, showing an increase of 16.6 and 6.9 percentage points compared to the previous quarter and the same period of 2021.

Itaú 38

39 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the fourth quarter of 2022, the loan portfolio write-off loans to-taled Ch$28.0 billion, presenting a growth of 80.6% compared to the previous quarter, as a result to higher write-offs in commercial loans recognized in this quarter, mentioned above. The ratio of written-off operations to loan portfolio average balance reached 2.72%, increasing by 1.22 percentage points compared to the previous quarter and 1.21 percentage points in a 12-month com-parison. Loan Portfolio Write-Off 13.8 15.1 20.8 23.3 15.1 27.3 29.1 15.5 28.0 1.48 1.57 2.15 2.40 1.51 2.72 2.92 1.50 2.72 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 1 .60 1 .70 1 .80 1 .90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 0 5 1 0 1 5 20 2 5 3 0 3 5 40 45 50 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses In this quarter, income from recovery of loans written-off as losses totaled Ch$4.3 billion, 7.8% lower compared to the third quarter of 2022, as a result of lower activity in the materialization of sales of assets received in lieu of payment, in addition to lower recoveries of commercial credits recorded in 4Q22. When compared to the same quarter of 2021, the income from re-covery of loans written-off as losses showed a growth of Ch$725 million or 20.3%. Ch$ million 3,571 3,977 3,491 4,662 4,296 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 per COP as of December 31, 2022. Ch$ million

40 Itaú Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$21.9 billion in the fourth quarter of 2022, with no significant variations compared to the previ-ous quarter Compared to the fourth quarter of 2021, Administrative Expenses registered a growth of 9.4%, derived from higher technology and consulting/fee expenses that are part of the Bank's digital transfor-mation process. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$2.6 billion in the fourth quarter of 2022, showing an expansion of 6.8% compared to the previous quarter, as a result of the growth in the base of assets subject to amortization in the quarter under analysis. When compared to the fourth quarter of 2021, Depreciation, Amortization and Impairment expenses decreased by 25.1%, mainly due to the optimization of the footprint and the development of efficiency initiatives that have impacted the base of assets subject to amortization. Non-interest Expenses • In the fourth quarter of 2022, Non-interest Expenses amounted to Ch$44.3 billion, presenting a growth of 7.7% compared to the previous period and an expansion of 13.7% when compared to the same date in 2021. Highlights Personnel Expenses totaled Ch$19.8 billion in the fourth quarter of 2022, showing a growth of 16.9% compared to the previous quarter and an increase of 28.0% compared to the same period of 2021, as a result of higher compensation expenses recognized in the last months of the year, a variation that was partially offset by the effects of the decrease in the level of employees hired. Headcount The total number of employees including Itaú Panama was 2,395 at the end of the fourth quarter of 2022, compared to 2,442 in the third quarter of 2022 and 2,691 at the end of the fourth quarter of 2021, a 11.0% reduction in headcount for the 12-month period ended in December 31, 2022. 2,395 Headcount in Colombia and Panamá at the end of the 4Q22 - 1.9% (4Q22/3Q22) - 11.0% (4Q22/4Q21) Management Discussion & Analysis 3,098 3,067 3,013 2,931 2,691 2,639 2,459 2,442 2,395 -0.5% -1.0% -1.8% -2.7% -8.2% -1.9% -6.8% -0.7% -1.9% -1 5.0% -1 3.0% -1 1 .0% -9.0% -7.0% -5.0% -3.0% -1 .0% 1 .0% 1 ,500 1 ,700 1 ,900 2,100 2,30 2,50 2,70 2,90 3,100 3,30 3,50 3,70 3,90 4,1 0 4,30 4,50 4,70 4,90 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Colombia Δ% QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.1761 per COP as of December 31, 2022. In Ch$ million 4Q22 3Q22 change 4Q21 change 12M22 12M21 change Personnel Expenses (19,825) (16,952) (2,873) 16.9% (15,492) (4,333) 28.0% (71,939) (71,860) (79) 0.1% Administrative Expenses (21,875) (21,762) (113) 0.5% (19,988) (1,887) 9.4% (76,559) (70,346) (6,213) 8.8% Personnel and Administrative Expenses (41,700) (38,714) (2,986) 7.7% (35,480) (6,220) 17.5% (148,499) (142,206) (6,292) 4.4% Depreciation, Amortization and Impairment (2,593) (2,429) (164) 6.8% (3,460) 867 -25.1% (9,759) (11,339) 1,580 -13.9% Total Non-interest Expenses (44,293) (41,143) (3,150) 7.7% (38,940) (5,353) 13.7% (158,258) (153,545) (4,712) 3.1%

41 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 75.3% 69.0% 64.9% 73.6% 81.0% 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.1761 per COP as of December 31, 2022. Efficiency Ratio In the fourth quarter of 2022, Colombia's Efficiency Ratio reached 81.0%, increasing by 7.3 percentage points compared to the previous quarter, a variation that is explained by the joint effect of the 7.7% increase in Non-interest Expenses and the 2.8% reduction in the Operat-ing Revenues. When compared to the fourth quarter of 2021, the Efficiency Ratio increased by 5.7 percentage points, and although revenue generation showed a growth of 5.0% (Operating Revenues), Non-interest Expenses grew by greater magnitude (increase of 13.7%). Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. Branches | Colombia and Panama Automated Teller Machines (ATMs) | Colombia 111 109 108 107 104 86 79 78 74 0.0% -1.8% -0.9% -0.9% -2.8% -17.3% -8.1% -1.3% -5.1% -40% -35% -30% -25% -20% -1 5% -1 0% -5% 0% - 50 1 0 1 50 200 250 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Colombia Δ% Branches Colombia QoQ As of December 31, 2022, 74 branches are registered under the Itaú brand in the consolidated vision of Colombia (including Panama), which represents a decrease of 5.1% (4 branches less) compared to the previous quarter, while compared to the same period of 2021, the number of branches registered a decrease of 28.8% (30 less). 125 125 123 122 121 107 107 102 103 0.0% 0.0% -1.6% -0.8% -0.8% -11.6% 0.0% -4.7% 1.0% -35% -30% -25% -20% -1 5% -1 0% -5% 0% 5% 50 1 0 1 50 200 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Colombia Δ% ATMs Colombia QoQ At the end of the fourth quarter of 2022, the number of ATMs amounted to 103 in Colombia, presenting an increase of 1.0% com-pared to the previous quarter (incorporation of 1 ATM) and a de-crease of 14.9% compared to the same month of the previous year, which is related to the optimization of the footprint implemented in recent years. Our clients continue to have access to more than 16,000 ATMs through Colombia's financial institutions Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis
Itaú

Credit Portfolio

Highlights

- Excluding the effect of foreign exchange variation, at the end of the third quarter of 2022, the Colombian portfolio remained practically unchanged compared to the previous quarter, totaling Ch$4.84 billion, however, on a 12-month comparison, the loans portfolio grew by 2.4%.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q22	3Q22	change	4Q21	change
Wholesale lending	**2,550,956**	**2,632,363**	**-3.1%**	**2,576,616**	**-1.0%**
Commercial loans	2,216,383	2,292,855	-3.3%	2,227,811	-0.5%
Current account overdrafts	2,626	10,360	-74.7%	2,230	17.7%
Leasing and factoring	326,394	323,224	1.0%	341,520	-4.4%
Other loans and receivables	5,554	5,924	-6.2%	5,055	9.9%
Retail lending	**1,424,489**	**1,429,554**	**-0.4%**	**1,420,994**	**0.2%**
Residential Mortgage loans	**646,960**	**644,616**	**0.4%**	**610,024**	**6.1%**
Housing leasing	274,537	270,055	1.7%	262,251	4.7%
Other mortgage loans	372,423	374,561	-0.6%	347,773	7.1%
Consumer loans	**777,530**	**784,939**	**-0.9%**	**810,970**	**-4.1%**
Consumer loans	570,778	584,353	-2.3%	629,906	-9.4%
Current account overdrafts	1,005	1,097	-8.5%	1,013	-0.9%
Credit card debtors	169,670	164,280	3.3%	148,677	14.1%
Leasing consumer	77	107	-28.2%	250	-69.3%
Other loans and receivables	36,001	35,102	2.6%	31,124	15.7%
TOTAL LOANS[1]	**3,975,445**	**4,061,917**	**-2.1%**	**3,997,610**	**-0.6%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate v ariation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1761 pe r COP as of December 31, 2022.

[1] Total loans does not include balance owed by banks.

In the fourth quarter of 2022, Colombia's loan portfolio showed a decrease of 2.1%, mainly due to a reduction in the commercial loans portfolio, due to lower activity and the recognition of a higher level of credit prepayments in the last months of the year, while the performance of the Retail portfolio showed a partial compensation between lower activity in consumer, mainly shares, and improvement of 0.4% in mortgage.

Compared to December 2021, the total loans portfolio presented a slight decrease of 0.6%, which considers a lower activity in the commercial loans by 1.0% (incidence of prepayments for the quarter) and consumer that totaled a decrease of 4.1% in the comparison in 12 months, while mortgage activity, as observed in previous quarters, maintained its growth trend, closing the year with an expansion of 6.1% compared to the balance of December 31, 2021.

Itaú
42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	4Q22	3Q22	change	4Q21	change
Cash and deposits in banks	3,043,243	2,056,848	48.0%	3,473,392	-12.4%
Cash items in process of collection	494,994	704,650	-29.8%	438,496	12.9%
Trading investments	418,152	700,404	-40.3%	331,603	26.1%
Investments under resale agreements	162,774	141,069	15.4%	606,178	-73.1%
Financial derivatives contracts	3,756,339	4,824,275	-22.1%	2,980,926	26.0%
Interbank loans, net	45,636	35,753	27.6%	80,554	-43.3%
Loans and accounts receivable from customers, net of loan loss allowances	25,903,788	26,567,149	-2.5%	23,955,972	8.1%
Available-for-sale investments	3,575,931	3,759,769	-4.9%	2,876,386	24.3%
Held-to-maturity investments	1,181,484	1,066,595	10.8%	959,972	23.1%
Investments in associates and other companies	22,374	22,460	-0.4%	13,257	68.8%
Intangible assets[1]	693,790	695,945	-0.3%	699,344	-0.8%
Property, plan and equipment	149,734	158,537	-5.6%	182,714	-18.0%
Current taxes	88,353	40,614	117.5%	58,184	51.9%
Deferred taxes	269,107	247,897	8.6%	304,538	-11.6%
Other assets	698,600	1,149,699	-39.2%	822,766	-15.1%
Total Assets	**40,504,299**	**42,171,663**	**-4.0%**	**37,784,282**	**7.2%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the fourth quarter of 2022, our assets totaled Ch$40.5 billion, decreasing by Ch$1,667 billion or 4.0%, compared to the previous quarter, as follows:

Ch$ billion


(351)
(663)
603
(210)
22
(1,068)
(1,667)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dec-22 - Sep-22

Compared to the fourth quarter of 2021, total assets increased by Ch$2.72 billion or 7.2%. The main variations are presented below:

Ch$ billion


1,008
1,948
(624)
56
(443)
775
2,720
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dec-22 - Dec-21

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

December 31, 2022

Ch$ 40.5 trillion

▼ **- 4.0%** (Dec-22 vs. Sep-22)

▲ **+ 7.2%** (Dec-22 vs. Dec-21)


0.4%
1.7%
2.4%
9.3%
12.8%
7.6%
65.7%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 35.0 trillion

▼ **- 1.2%** (Dec-22 vs. Sep-22)

▲ **+ 13.1%** (Dec-22 vs. Dec-21)

Ch$ 5.5 trillion

▼ **- 18.4%** (Dec-22 vs. Sep-22)

▼ **- 19.7%** (Dec-22 vs. Dec-21)

Ch$ billion


35,639
17%
83%
Dec-20
33,615
16%
84%
Mar-21
34,402
17%
83%
Jun-21
35,769
18%
82%
Sep-21
37,784
18%
82%
Dec-21
37,619
17%
83%
Mar-22
40,326
18%
82%
Jun-22
42,172
16%
84%
Sep-22
40,504
13%
87%
Dec-22
Chile
Colombia
Total

Itaú
43

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Liabilities

In Ch$ million, end of period	4Q22	3Q22	change	4Q21	change
Deposits and other demand liabilities	5,555,185	6,375,900	-12.9%	7,576,095	-26.7%
Cash items in process of being cleared	456,957	728,926	-37.3%	424,358	7.7%
Obligations sold under repurchase agreements	354,088	441,427	-19.8%	466,006	-24.0%
Time deposits and other time liabilities	12,703,653	12,123,989	4.8%	10,097,443	25.8%
Financial derivatives contracts	3,644,874	4,832,812	-24.6%	2,925,587	24.6%
Interbank borrowings	4,728,323	5,483,420	-13.8%	4,918,423	-3.9%
Issued debt instruments	7,810,976	7,458,468	4.7%	6,762,840	15.5%
Other financial liabilities	355,733	45,154	687.8%	42,435	738.3%
Current taxes	77	26898.89274	-99.7%	1,332	-94.2%
Deferred taxes	0	0	-	0	-
Provisions	495,742	463,156	7.0%	392,265	26.4%
Other liabilities[1]	1,075,932	877,789	22.6%	825,156	30.4%
Total Liabilities	**37,181,540**	38,857,940	-4.3%	34,431,940	8.0%
Attributable to Shareholders	3,320,109	3,310,658	0.3%	3,277,800	1.3%
Non-controlling interest	2,650	3,066	-13.5%	74,542	-96.4%
Total Equity and Liabilities	**40,504,299**	**42,171,663**	-4.0%	37,784,282	7.2%

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the fourth quarter of 2022, compared to the previous quarter, are presented in the chart below:


580
(821)
(87)
353
(1,188)
(504)
(1,667)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Dec-22 - Sep-22

Compared to the fourth quarter of 2021, the main changes in liabilities are highlighted as follows:


2,606
(2,021)
(112)
1,048
719
479
2,720
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú
44

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | December 31, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,043,243	2,680,281	1,472,359	-	1,207,921	362,963
Cash items in process of collection	494,994	494,501	339,559	-	154,942	493
Trading investments	418,152	221,182	198,265	22,917	-	196,970
Investments under resale agreements	162,774	63,154	63,154	-	-	99,620
Financial derivatives contracts	3,756,339	3,569,929	2,643,028	172,883	754,017	186,410
Interbank loans, net	45,636	25,051	-	-	25,051	20,585
Loans and accounts receivable from customers, net of loan loss allowances	25,903,788	22,097,364	7,692,130	10,691,755	3,713,479	3,806,424
Available-for-sale investments	3,575,931	3,348,888	2,869,506	72,754	406,628	227,042
Held-to-maturity investments	1,181,484	880,027	470,427	383,948	25,652	301,458
Investments in associates other companies	22,374	16,706	16,485	-	220	5,668
Intangible assets	693,790	664,121	663,991	-	131	29,669
Property, plant and equipment	149,734	121,824	115,496	-	6,328	27,911
Current taxes	88,353	50,772	50,690	-	82	37,581
Deferred taxes	269,107	194,943	175,669	-	19,275	74,164
Other assets	698,600	619,463	214,420	4,765	400,278	79,137
Total Assets	**40,504,299**	**35,048,205**	**16,985,179**	**11,349,023**	**6,714,004**	**5,456,093**

Liabilities | December 31, 2022

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,555,185	3,771,795	2,819,430	27,427	924,939	1,783,390
Cash items in process of being cleared	456,957	456,947	136,813	-	320,134	9
Obligations sold under repurchase agreements	354,088	288,447	288,447	-	-	65,641
Time deposits and other time liabilities	12,703,653	11,212,884	7,567,423	1,394,752	2,250,708	1,490,769
Financial derivatives contracts	3,644,874	3,472,039	2,624,515	138,312	709,212	172,835
Interbank borrowings	4,728,323	4,068,309	3,007,284	35,085	1,025,940	660,015
Issued debt instruments	7,810,976	7,195,738	679,521	6,516,217	-	615,238
Other financial liabilities	355,733	355,733	53,174	-	302,558	-
Current taxes	77	-	-	-	-	77
Deferred taxes	-	-	-	-	-	-
Provisions	495,742	413,911	384,863	-	29,048	81,831
Other liabilities	1,075,932	982,359	443,828	193,158	345,372	93,573
Total Liabilities	**37,181,540**	**32,218,162**	**18,005,298**	**8,304,951**	**5,907,913**	**4,963,378**
Capital	2,687,951	2,282,106	2,282,106	-	-	405,844
Reserves	236,039	(39,563)	(39,563)	-	-	275,602
Valuation adjustment	(101,966)	(116,885)	(103,809)	-	(13,075)	14,918
Retained Earnings:	**498,085**	**702,495**	**(42,263)**	**635,849**	**108,909**	**(204,409)**
Retained earnings or prior years	194,464	406,466	406,466	-	-	(212,001)
Income for the period	433,744	426,152	(318,606)	635,849	108,909	7,592
Minus: Provision for mandatory dividend	(130,123)	(130,123)	(130,123)	-	-	-
Equity attributable to shareholders	**3,320,109**	2,828,153	2,096,471	635,849	95,834	491,955
Non-controlling interest	2,650	1,890	1,890	-	0	760
Total Equity	**3,322,759**	**2,830,043**	**2,098,360**	**635,849**	**95,834**	**492,716**
Total Liabilities and Equity	**40,504,299**	**35,048,205**	**20,103,658**	**8,940,800**	**6,003,747**	**5,456,093**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholder s.

Itaú

45

Management Discussion & Analysis | Balance Sheet
Itaú

Credit Portfolio

Highlights

- At the end of the fourth quarter of 2022, our total loan portfolio reached Ch$26.6 billion, 2.6% lower than the previous quarter and 7.6% higher than the same period last year. This variation in twelve months mainly considers a reduction in commercial credit activity, both in Chile and Colombia, while the Retail portfolio registered a slight increase compared to the previous quarter and an expansion of 12.1% compared to 4Q21, driven by greater activity observed in Chile.
- In constant currency, Colombia's total loan portfolio registered a decrease of 2.1% compared to the previous quarter and a slight decrease of 0.6% compared to 4Q21, a lower volume of credits that is explained by the decrease in the commercial portfolio activity of Wholesale Banking (see details on page 42). Considering the 16.1% appreciation of the Colombian peso against the Chilean peso for the quarter, Colombia's loan portfolio decreased by 17.9% in the fourth quarter of 2022 and 16.7% in the 12-month period ended December 31, 2022.

In Ch$ million, end of period	4Q22	3Q22	change	4Q21	change
Wholesale lending	**16,465,960**	**17,233,245**	**-4.5%**	**15,686,355**	**5.0%**
Chile	**13,915,004**	**14,096,450**	**-1.3%**	**12,609,485**	**10.4%**
Commercial loans	11,254,349	11,338,783	-0.7%	10,654,419	5.6%
Foreign trade loans	1,692,507	1,848,640	-8.4%	1,170,092	44.6%
Leasing and Factoring	968,149	909,027	6.5%	784,974	23.3%
Colombia	**2,550,956**	**3,136,795**	**-18.7%**	**3,076,870**	**-17.1%**
Commercial loans	2,224,562	2,751,632	-19.2%	2,669,044	-16.7%
Leasing and Factoring	326,394	385,163	-15.3%	407,826	-20.0%
Retail lending	**10,161,265**	**10,094,954**	**0.7%**	**9,067,777**	**12.1%**
Chile	**8,736,776**	**8,391,459**	**4.1%**	**7,370,895**	**18.5%**
Consumer loans	2,343,632	2,176,968	7.7%	1,858,446	26.1%
Residential mortgage loans	6,393,144	6,214,491	2.9%	5,512,449	16.0%
Colombia	**1,424,489**	**1,703,496**	**-16.4%**	**1,696,882**	**-16.1%**
Consumer loans	777,530	935,354	-16.9%	968,421	-19.7%
Residential mortgage loans	646,960	768,141	-15.8%	728,461	-11.2%
TOTAL LOANS[1]	**26,627,225**	**27,328,200**	**-2.6%**	**24,754,132**	**7.6%**
Chile	22,651,780	22,487,909	0.7%	19,980,380	13.4%
Colombia	3,975,445	4,840,290	-17.9%	4,773,752	-16.7%

(1) Total loans does not include balance owed by banks.


Loan Portfolio - Breakdown
Mortgage 16%
Consumer 20%
Commercial 64%
Colombia 15%
Chile 85%
Mortgage 28%
Consumer 10%
Commercial 61%

Credit Portfolio - Currency Breakdown


Ch$ billion
Dec-22
8,113
10,692
7,823
26,627
Sep-22
7,028
11,133
9,167
27,328
Jun-22
6,870
10,676
9,023
26,569
Mar-22
6,764
10,189
7,887
24,839
Dec-21
6,740
9,799
8,215
24,754
Sep-21
6,600
9,452
7,759
23,812
Ch$ UF FX

As of December 31, 2022, Ch$7.823 billion of our total loans portfolio was denominated or indexed to foreign currency. This portion decreased by 14.7% in this quarter and represents approximately 29% of our total placement portfolio. In the fourth quarter of 2022, the USD/CLP exchange rate decreased by 11.5%, approximately Ch$111 per dollar.

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46

47 Itaú Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. Tangible Equity Breakdown By the end of the fourth quarter of 2022, our consolidated NPL ratio reached 1.97%, representing a decrease of 10bp compared to the previous quarter and an increase of 10bp compared to the same period of 2021. The NPL ratio for Commercial loans decreased from 2.53% to 2.36% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.07%, an increase of 26bp compared to the previous quarter and an increase of 2bp compared to the fourth quarter of 2021. In the case of Consumer loans, the NPL ratio increased 17bp com-pared to the previous period, while the Mortgage loans remained unchanged, reaching 2.05% and 1.03%, respectively. 4Q22 Average Balance (Ch$ billion) All other Assets: Ch$ 40,832 Ch$ 34,742 Ch$ 6,091 All other Liabilities: Ch$ 38,138 Ch$ 32,502 Ch$ 5,636 Asociado a Intangibles PPA: Ch$ 40 Minority Interest ex GW and PPA Intangibles: Ch$ 3 Assets: 41,371 Liabilities: 38,150 Minority Interest: 3 Managerial Tang. Equity: Ch$ 2,692 Ch$ 2,263 Ch$ 428 Shareholders’ Equity: 3,217 Managerial Tang. Equity: Recurring Results: Recurring RoTE: Ch$ 2,692 Ch$ 2,263 Ch$ 428 Ch$ 83.5 Ch$ 1001 Ch$ -16.6 ÷ ÷ ÷ 12.4% 17.7% -15.5% = = = Goodwill: Ch$ 493 Ch$ 493 Ch$ - Intangibles from PPA: Ch$ 46 Ch$ 46 Ch$ - Deferred taxes asociated with intangibles from PPA: Ch$ 12 Ch$ 12 Ch$ - Asociated w/ PPA Intang.: Ch$ - GW and PPA Intangibles: Ch$ 526 Ch$ 526 Ch$ - 2.57% 3.06% 3.30% 2.97% 2.30% 2.19% 2.45% 2.53% 2.36% 2.19% 2.76% 3.03% 2.80% 2.05% 1.94% 2.26% 2.33% 2.07% 1.46% 1.33% 1.23% 1.12% 1.07% 1.03% 1.06% 1.03% 1.03% 1.81% 1.68% 1.67% 1.39% 1.30% 1.58% 1.80% 1.88% 2.05% 2.23% 2.50% 2.61% 2.34% 1.88% 1.82% 2.02% 2.07% 1.97% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Commercial Comm. ex-Students loans Mortgage Consumer Total

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed 10bp, benefitting our cost of funds. In 2022, we have issued bonds for UF 31.5 million (equivalent to Ch$1,106.0 million and US$1,286.8 million).
- Total funding amounted to Ch$31.5 trillion by the end of the fourth quarter of 2022, a -1.3% decrease compared to the previous quarter and an increase of 5.5% compared with the same period of 2021. The quarter-over-quarter change was primarily due to: (i) time deposits and saving accounts increase (4.8%); ii) bonds (5.6%) and (iii) other financial liabilities (687.8%). These changes were offset by demand deposits decrease (-12.9%) due to the monetary policy interest rate rose from 10.8% in September 2022 to 11.3% in December 2022. In addition, interbank borrowings have decreased by (-13.8%), investments sold under repurchase agreements have decreased by (-19.8%) and letters of credit have decreased by (-6.1%). Year-over-year, time deposits and saving accounts have increased by 25.8%, bonds have expanded by 16.9% and other financial liabilities have expanded by 738.3% against the fourth quarter of 2021. On the other hand, demand deposits have decreased by (-26.7%), investments sold under repurchase agreements have decreased by (-24.0%) and interbank borrowings have decreased by (-3.9%).

In Ch$ million, end of period	4Q22	3Q22	change		4Q21	change	
Funding from Clients (A)	**18,612,926**	**18,941,316**	**-328,390**	**-1.7%**	**18,139,544**	**473,382**	**2.6%**
Deposits and other demand liabilities	5,555,185	6,375,900	-820,715	-12.9%	7,576,095	-2,020,910	-26.7%
Time deposits and saving accounts	12,703,653	12,123,989	579,664	4.8%	10,097,443	2,606,210	25.8%
Investments sold under repurchase agreements	354,088	441,427	-87,339	-19.8%	466,006	-111,918	-24.0%
Other Funding (B)	**12,895,032**	**12,987,042**	**-92,010**	**-0.7%**	**11,723,698**	**1,171,334**	**10.0%**
Letters of credit	18,940	20,162	-1,222	-6.1%	24,035	-5,095	-21.2%
Bonds	6,528,867	6,180,131	348,736	5.6%	5,585,760	943,107	16.9%
Subordinated bonds	1,263,169	1,258,176	4,993	0.4%	1,153,045	110,124	9.6%
Interbank borrowings	4,728,323	5,483,420	-755,097	-13.8%	4,918,423	-190,100	-3.9%
Other financial liabilities	355,733	45,154	310,579	687.8%	42,435	313,298	738.3%
Total Funding (A) + (B)	**31,507,958**	**31,928,358**	**-420,400**	**-1.3%**	**29,863,242**	**1,644,716**	**5.5%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 84.5% in the fourth quarter of 2022:


82.9%
81.9%
84.7%
85.6%
84.5%
29.9
24.8
30.3
24.8
31.4
26.6
31.9
27.3
31.5
26.6
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

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Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commission applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile

In Ch$ million	4Q22	3Q22
High Quality Liquid Assets	4,089,366	3,927,829
Net Potential Cash Outflows	1,863,212	2,908,068
LCR (%)	219.5%	135.1%

Colombia

In Ch$ million	4Q22	3Q22
High Quality Liquid Assets	713,704	654,671
Net Potential Cash Outflows	390,980	516,848
LCR (%)	182.5%	126.7%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1761 per COP as of December 31, 2022.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum gradually increased to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile

In Ch$ million	4Q22	3Q22
Available Stable Funding	22,466,505	21,578,780
Required Stable Funding	19,613,314	20,025,022
NSFR (%)	114.5%	107.8%

Colombia

In Ch$ million	4Q22	3Q22
Available Stable Funding	3,317,267	3,231,744
Required Stable Funding	3,301,826	3,339,444
NSFR (%)	100.5%	96.8%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1761 per COP as of December 31, 2022.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

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Management Discussion & Analysis | Risk and Capital Management

Itaú

Capital

Highlights

- At the end of the fourth quarter of 2022, our regulatory capital ratio reached 15.26%, an increase of 41 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	4Q22	3Q22
Core capital [1]	3,320,109	3,310,658
(-) Goodwill	(492,512)	(492,512)
(-) New discounts under Basel III	(39,553)	-
(+) Subordinated debt	1,120,705	1,101,166
(+) Additional provisions	175,501	174,939
(+) Minority interest	2,650	3,066
= Regulatory capital (Core capital + Tier II capital)	**4,086,900**	**4,097,317**
Risk-Weighted assets (RWA)	**26,788,953**	**27,595,210**
BIS (Regulatory capital / Risk-weighted assets) [2]	**15.26%**	**14.85%**
Core capital ratio [1] (ex-goodwill)	10.41%	10.21%

Note: **(1)** Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; **(2)** BIS Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 4Q22

On December 2022 started the discounts of capital under Basel III. The regulatory adjustments of the capital base will be applied progressively during a 5 - year term. In this first year, the effect of capital discounts was -14 basis points on the solvency ratio.

Considering the above, the solvency ratio increased 41 basis points, from 14.85% to 15.26%, mainly due to the effect of exchange rates on RWA, results of the period, and an increase in computable subordinated debt (FX effect). This was partially offset by other comprehensive income (OCI) and new discounts of capital.


14.85%
3 bp
-14 bp
7 bp
45 bp
0 bp
15.26%
3Q22
Core Capital (1)
New discounts
Subordinated Bonds
RWA
Other
4Q22

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50

51 Itaú Management Discussion & Analysis Risk and Capital Management Ownership structure and resource management The Bank's current ownership structure consists of Itaú Unibanco (65.62%) and minority shareholders (34.38%), the latter includes the Saieh Family (1.83%). It is worth mentioning that the ownership structure was recently updated, on July 14, 2022, the dat e on which the termination of the Transaction Agreement, dated as of January 20, 2017, among Itaú Corpbanca, among Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, as well as the Shareholders Agreement, dated as of April 1, 2016, among CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., was com-municated to the market by means of a Material Event Notice filed with the CMF. The Bank's bylaws, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the propo sal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be dis-tributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks. Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effect s and protect depositors, creditors and shareholders of Itaú. The capital contingency plan is reviewed and updated annually, in acc ord-ance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabi lizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

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54 Itaú Management Discussion & Analysis Additional Information Our Shares 51 Itaú capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (ITAUCORP) as of December 31, 2022. Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Ex-change (ITCB). Dividends The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future divi-dends. For purposes of capital requirements, annual dividends are provisioned at 30%. Itaú paid its last annual dividend of Ch$0.0856089775/ share in Chile on March 24, 2022. The dividend payout ratio was 30% of 2021 Net Income, equivalent to a dividend yield of 5.41%. The following table shows dividends per share distributed during the past five years: Charge to Fiscal Year Year paid Net Income (Ch$ mn)1 % Distrib-uted Dividend per Share (Ch$) 2017 2018 57,447 40% 0.044844689 2018 2019 172,047 30% 0.100728627 2019 2020 127,065 100% 0.2479770771 2020 2021 (925,479) 0% 0.000000000 2021 2022 277,806 30% 0.0856089775 Ch$1.8 trillion | US$2.1 billion Market Capitalization Corporate Structure Chart Performance in the Capital Markets Sell-side ratings 9 2 0 Buy Hold Sell Source: Sell-side reports. As of December 31, 2022, our shareholders structure was as follows: Shareholder Base and Ratios 4Q22 3Q22 4Q21 Number of outstanding shares (million) 973,517.9 973,517.9 973,517.9 Number of outstanding ADRs [1:1500] (million) 6.68 6.47 5.48 Recurring Diluted Earnings per share in the quarter (Ch$) 0.09 0.12 0.08 Accounting Diluted Earnings per share in the quarter (Ch$) 0.08 0.12 0.07 Recurring Diluted Earnings per ADR in the quarter (US$) 0.15 0.19 0.15 Accounting Diluted Earnings per ADR in the quarter (US$) 0.14 0.18 0.12 Book value per share in the quarter (Ch$) 3.41 3.40 3.37 Price* / Earnings (P/E) 5.74 3.95 6.05 Price*/ Tangible Book Value (P/B) 0.55 0.54 0.49 ITAUCORP ITCB Price and Volume (Common shares) (ADR) Ch$ US$ Closing Price at 12/31/2022 1.87 3.23 Maximum price in the quarter 1.94 3.41 Average Price in the quarter 1.85 3.10 Minimum price in the quarter 1.77 2.60 Closing Price at 09/30/2022 1.83 2.87 Closing Price at 12/31/2021 1.65 2.95 Change in 4Q'22 2.02% 12.51% Change in LTM 13.47% 9.50% Average daily trading volume LTM (million) 1,787.41 0.07 Average daily trading volume in 4Q'22 (million) 918.49 0.02 * Closing price on the last trading day of each period. 1- Net Income Attributable to Shareholders (Accounting) Strengths of our structure • Itaú is controlled by Itaú Unibanco. • Itaú Unibanco appoints the majority of the board of directors (8/11). • Professional and experienced management team. Average daily traded volumes for the 12-month period ended December 31, 2022 (US$ million) 1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody. 2− Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody. 2 . 0 9 0 . 0 7 2 . 17 Santiag o NY To tal Itaú 973,517,871,202 (# total shares). Itaú Unibanco1 65.62% Others2 34.38%

Management Discussion & Analysis | Additional Information

Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

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55

Management Discussion & Analysis | Additional Information
Itaú

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation".**

Wholesale Banking


CIB
Institutional
Multinational
Real Estate
Large Companies

- **Corporate and Investment Banking (CIB):** serves the largest economic groups of the country. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Institutional:** this segment is specialized in financial and non-financial institutional clients, with focus on their investment, funding and non – credit products and services needs for their daily operations.
- **Multinational:** levers the Itaú BBA footprint along Latam, developing distinct value proposals for companies operating along the region. We supply different alternatives for optimizing working capital and Treasury management cross border.
- **Real Estate and Construction Banking:** serves clients that develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual revenues between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.

Retail Banking


Private Bank
Personal Bank
Itau Branches
Banco Condell

- **Private Bank:** serves high income individuals with net investments over US$1 million and their personal businesses.
- **Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itau Branches:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Since the fourth quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

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56

57 Itaú Management Discussion & Analysis Our Value Proposition This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocation of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan-nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to internal and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu-tion’s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are delivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives • Investment Banking • Insurances Detalles en Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments • Insurances Details in Itaú para ti Additional Information

58 Itaú Management Discussion & Analysis Main Stakeholders Stakeholders Customers, defined as individuals or companies of all sizes that use the Bank’s services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others. Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, inter-nal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others. Suppliers, with which constant communication is main-tained via email, supplier portal, surveys, press releases, among others. Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website, Quarterly Releases, among others. Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds com-pliance obligations. The Bank maintains communica-tions with regulatory entities via Memos, Regulator email address, Securities and Exchange Commission (SEC) filings, among others. Society in general, includes the media and citizens in general (customers and non-customers). The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic ob-jectives defined by the Bank, goals that in quantitative terms and in particular for the year 2022, refer to a growth of loans, with credit risk and Non-interest Expenses with controlled growth, objectives that were periodically monitored and analyzed in this quarterly disclosure (page 18 of this report). Itaú's activity focuses on the implementation of a transformation plan based on five pillars: “disruption”, “customer centricity”, “simple and digital ”, “innovative organization and culture ” and “sustainable results”. Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself. Additional Information

Management Discussion & Analysis Additional Information Itaú

Risk management

At Itaú **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the Bank, from the perspective of social and environmental impacts, a policy applied by the socio-environmental risk area, which performs an analysis of the information provided by clients to classify them according to their exposure to environmental risks, social and reputational. These bodies regulate and oversee compliance with current environmental, business-specific, labor, hygiene and safety regulations. The area searches the press for articles related to socio-environmental and reputation risk. It visits the customer's webpage to analyze the social and environmental commitments undertaken. Based on the information gathered, the socio-environmental risk area drafts a report and assesses the customer on the basis of socio-environmental and reputation risk exposure (see Annual Integrated Report 2021 available at https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf).

For more details of the risk management carried out and description of the same see chapter 7.6 of the Integrated Annual Report 2021 available in https://s2.q4cdn.com/476556808/files/doc_financials/2021/ar/ITCB_Memoria-Integrada-Anual-2021.pdf)

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60 Itaú Management Discussion & Analysis

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Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, in-cluding estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully inte-grating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú or its controlling shareholders expect; (4) the business of Itaú may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú; and (6) Itaú may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predic-tions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More infor-mation on potential factors that could affect Itaú’ s financial results is included from time to time in the “Risk Factors” section of Itaú’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl CAUTION REGARDING FORWARD-LOOKING STATEMENTS